UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No.   )

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Apple Inc.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Apple Inc.

Notice of 2017 Annual Meeting of
Shareholders and Proxy Statement



Apple Inc.

Notice of 2017 Annual Meeting of Shareholders

1 Infinite Loop
Town Hall (Building 4)
Cupertino, California 95014

February 28, 2017
9:00 a.m. Pacific Time

The Notice of Meeting, Proxy Statement and Annual Report on Form 10-K
are available free of charge at investor.apple.com.

Items of Business

(a) To elect to the Board of Directors the following eight nominees presented by the Board:
James Bell, Tim Cook, Al Gore, Bob Iger, Andrea Jung, Art Levinson, Ron Sugar, and Sue Wagner;

(b) To ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm for 2017;

(c) To vote on an advisory resolution to approve executive compensation;

(d) To vote on the frequency of advisory votes on executive compensation;

(e) To vote on the shareholder proposals set forth in the proxy statement, if properly presented at the Annual Meeting; and

(f) To transact such other business as may properly come before the Annual Meeting and any postponements or adjournments thereof.

Record Date

Close of business on December 30, 2016

Sincerely,

Bruce Sewell
Senior Vice President,
General Counsel and Secretary

Cupertino, California
January 6, 2017

Your vote is important. Please vote.

Table of Contents

Proxy Statement Summary

This summary highlights the proposals to be acted upon, as well as financial, compensation, and corporate governance information described in more detail elsewhere in this Proxy Statement. In addition, this summary provides a brief description of Apple's values.

In this Proxy Statement, the terms "Apple," "we," and "our" refer to Apple Inc. The information contained on apple.com is not incorporated by reference into this Proxy Statement.

Annual Meeting Proposals

	Proposal	Recommendation of the Board
1.	Election of Directors	*FOR each of the nominees*
2.	Ratification of Appointment of Independent Registered Public Accounting Firm	*FOR*
3.	*Say-on-Pay* Advisory Vote to Approve Executive Compensation	*FOR*
4.	*Say-on-Pay Frequency* Advisory Vote on Frequency of Say-on-Pay Votes	*1 YEAR*
5.	*Shareholder Proposal* Charitable Giving - Recipients, Intents and Benefits	*AGAINST*
6.	*Shareholder Proposal* Diversity of Senior Management and the Board	*AGAINST*
7.	*Shareholder Proposal* Shareholder Proxy Access Amendments	*AGAINST*
8.	*Shareholder Proposal* Executive Compensation Reform	*AGAINST*
9.	*Shareholder Proposal* Executives to Retain Significant Stock	*AGAINST*

Compensation and Performance Highlights

For a detailed discussion of our executive compensation program, please see the "Compensation Discussion and Analysis" beginning on page 28.

2016 Compensation Program

Our executive compensation program is designed to be simple, effective, and link pay to performance, while reflecting the size, scope, and success of Apple's business, as well as the responsibilities of our executive officers.

The elements of our program and highlights from 2016 are as follows:

Base Salary	• The annual base salary for our CEO was $3 million, and the annual base salary for each of our other named executive officers was $1 million.
Annual Cash Incentive	• The cash incentive program for our named executive officers measured net sales and operating income results against threshold, target, and maximum performance goals.
Long-Term Equity Incentives	• The equity awards granted to our named executive officers contain a substantial performance component based on Apple's total shareholder return relative to the other companies in the S&P 500 over a three-year performance period.

2016 Named Executive Officer Target Pay Mix


Base Salary
Annual Cash Incentive
CEO
3M
6M
Tim Cook has not received an equity award since 2011
Base Salary
Annual Cash Incentive
Performance-Based Equity Award
Time-Based Equity Award
Other Named Executive Officers
1M
2M
8M
12M

The chart above shows target dollar values for each element of our named executive officers' 2016 compensation. Annual cash incentives for 2016 paid out at 89.5% of target. For more information, please see the annual cash incentive discussion beginning on page 33.

2016 Financial Performance and Annual Cash Incentive Payouts

Apple delivered another year of strong financial results in 2016. However, the two financial measures used to evaluate executive performance under our annual cash incentive program, net sales and operating income, declined from our record-breaking 2015 levels. These results were below the target performance goals set by the Compensation Committee. As a result, the annual cash incentive payouts to our named executive officers were below target.



Long-Term Equity Incentives and Total Shareholder Return

Apple is focused on creating long-term value for our shareholders, and for the three-year period from September 29, 2013 through September 24, 2016, our total shareholder return was 73.6%. Our executive compensation program is weighted considerably toward long-term equity awards. This practice creates a substantial retention incentive, encourages our executive officers to focus on Apple's long-term success, and aligns with the long-term interests of our shareholders.

2017 Compensation Program Updates

For 2017, we increased the performance-based component of our long-term equity incentives to 50% of the grant date fair value of the award, placing an even greater emphasis on performance-based compensation for our executive officers.

Corporate Governance

Apple believes that effective corporate governance should include regular constructive discussions with our shareholders. We have a proactive engagement process that encourages feedback from our shareholders. This feedback helps shape our governance practices, which include:

- A majority voting standard for uncontested elections of directors;

- One or more holders entitled to cast at least 10% of votes are permitted to call a special meeting of shareholders;

- Adoption of proxy access in 2015, and recently adopted enhancements to our proxy access bylaws to make it easier for shareholders to nominate director candidates;

- Changes to the performance-based component of the long-term equity incentives under our 2017 executive compensation program; and

- Stock ownership guidelines for our CEO, executive officers, and directors.

Board of Directors and Committees

◆ Chair   • Member

	Age as of Annual Meeting	Director Since (calendar year)	Audit Committee	Compensation Committee	Nominating Committee
James Bell	68	2015	•		
Tim Cook *Chief Executive Officer*	56	2011			
Al Gore	68	2003		•	•
Bob Iger	66	2011		•	◆
Andrea Jung	58	2008		◆	•
Art Levinson *Chairman of the Board*	66	2000	•		
Ron Sugar	68	2010	◆		
Sue Wagner	55	2014	•		

7.6 Years
Average Tenure

2 New Directors
in Last Three Years

Apple Values



Inclusion and Diversity
apple.com/diversity

Apple believes diversity is more than one gender, race, or ethnicity. It is the entire human experience.

Our hiring trends over the last three years show steady progress in attracting more women and under-represented minorities.

We achieved pay equity in the United States for similar roles and performance, and we are committed to maintaining pay equity.



Accessibility
apple.com/accessibility

Apple believes that technology should be accessible to everyone.

Our products are powerful and affordable assistive devices, with built-in accessibility features such as VoiceOver, SwitchControl, and support for Made for iPhone hearing aids.

We received the 2016 Robert S. Bray Award from the American Council of the Blind for continued accessibility innovation across all of our products.



Supplier Responsibility
apple.com/supplier-responsibility

Apple is committed to providing fair and safe working conditions, creating greater opportunities for workers, and transparently reporting on our efforts at every level of the supply chain.

As of December 2016, 100% of smelters/refiners committed to or are participating in third-party assessments for tin, tungsten, tantalum, gold, and cobalt.

We conducted 705 supply chain assessments on labor and human rights, health and safety, and environment in 2016, covering over 1.3 million workers in 30 countries.



Education
apple.com/education

Apple believes education is a fundamental human right and that a quality education should be accessible to all.

Our ConnectED program has helped create transformative learning environments in 114 underserved U.S. schools, reaching over 4,000 teachers and 50,000 students.

The Apple Teacher program delivers free professional development for educators, and Everyone Can Code provides free materials to learn, write, and teach code.



Privacy and Security
apple.com/privacy

Security is fundamental to the design of all Apple hardware, software, and services.

Apple has been protecting user data for over a decade with SSL and TLS in Safari, File Vault on Mac, and encryption that is built into iOS.

We utilize privacy by design to help create the best user experience and we never sell user data.



Environment
apple.com/environment

Apple takes the same innovative approach to the environment as we do with our products.

We use 100% renewable energy in 23 countries, and 93% of the electricity in 2015 for our global operations comes from renewable sources.

In 2015, over 99% of the virgin paper used in our product packaging came from sustainably managed forests or controlled wood sources.

Frequently Asked Questions

2017 Annual Meeting of Shareholders

When:
February 28, 2017
9:00 a.m. Pacific Time
Admission will begin at 7:30 a.m. Pacific Time

Where:
1 Infinite Loop
Town Hall (Building 4)
Cupertino, California 95014

Record Date:
December 30, 2016

Bring:
- Valid photo identification, such as a driver's license or passport
- Proof of stock ownership as of the Record Date

The use of mobile phones, pagers, recording or photographic equipment, tablets, or computers is not permitted at the Annual Meeting.

General

Why am I receiving these materials?

You are invited to attend Apple's 2017 Annual Meeting of Shareholders and vote on the proposals described in this Proxy Statement because you were an Apple shareholder on December 30, 2016 (the "Record Date"). Apple is soliciting proxies for use at the Annual Meeting, including any postponements or adjournments.

Even if you plan on attending the Annual Meeting in person, we encourage you to vote your shares in advance using one of the methods described in this Proxy Statement to ensure that your vote will be represented at the Annual Meeting.

These materials were first sent or made available to shareholders on January 6, 2017.

What is included in these proxy materials?

- The Notice of 2017 Annual Meeting of Shareholders

- This Proxy Statement for the Annual Meeting

- Apple's Annual Report on Form 10-K for the year ended September 24, 2016 (the "Annual Report")

If you requested printed versions by mail, these printed proxy materials also include the proxy card or voting instruction form for the Annual Meeting.

Why did I receive a one-page notice in the mail regarding the internet availability of proxy materials instead of a full set of proxy materials?

Apple uses the internet as the primary means of furnishing proxy materials to shareholders. We are sending a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") to our shareholders with instructions on how to access the proxy materials online or request a printed copy of the materials.

Shareholders may follow the instructions in the Notice of Internet Availability to elect to receive future proxy materials in print by mail or electronically by email. We encourage shareholders to take advantage of the availability of the proxy materials online to help reduce the environmental impact of our annual meetings, and reduce Apple's printing and mailing costs.

Apple's proxy materials are also available at investor.apple.com.

I share an address with another shareholder, and we received only one paper copy of the proxy materials. How can I obtain an additional copy of the proxy materials?

Apple has adopted a procedure called "householding." Under this procedure, Apple may deliver a single copy of the Notice of Internet Availability and, if you requested printed versions by mail, this Proxy Statement and the Annual Report to multiple shareholders who share the same address, unless Apple has received contrary instructions from one or more of the shareholders. This procedure reduces the environmental impact of our annual meetings, and reduces Apple's printing and mailing costs. Shareholders who participate in householding will continue to receive separate proxy cards. Upon written or oral request, Apple will deliver promptly a separate copy of the Notice of Internet Availability and, if you requested printed versions by mail, this Proxy Statement and the Annual Report to any shareholder that elects not to participate in householding.

To receive, free of charge, a separate copy of the Notice of Internet Availability and, if you requested printed versions by mail, this Proxy Statement or the Annual Report, or separate copies of any future notice, proxy statement, or annual report, you may write or call Apple at the following email address, physical address, or phone number:

> investor_relations@apple.com
> Apple Investor Relations
> 1 Infinite Loop MS: 301-4IR
> Cupertino, California 95014
> (408) 974-3123

If you are receiving more than one copy of the proxy materials at a single address and would like to participate in householding, please contact Apple at the email address, physical address, or phone number above. Shareholders who hold shares in "street name" may contact their brokerage firm, bank, broker-dealer, or other similar organization to request information about householding.

What is the quorum requirement for the Annual Meeting?

Holders of a majority of the shares entitled to vote at the Annual Meeting must be present at the Annual Meeting in person or by proxy for the transaction of business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum if:

- You are entitled to vote and you are present in person at the Annual Meeting; or

- You have properly voted by proxy online, by phone or by submitting a proxy card or voting instruction form by mail.

Broker non-votes and abstentions are counted for purposes of determining whether a quorum is present. If a quorum is not present, we may propose to adjourn the Annual Meeting to solicit additional proxies and reconvene the Annual Meeting at a later date.

Who will serve as the inspector of election?

A representative from Apple's transfer agent, Computershare Trust Company, N.A. ("Computershare"), will serve as the inspector of election.

Who is paying the costs of this proxy solicitation?

Apple is paying the costs of the solicitation of proxies. Apple has retained Georgeson LLC to assist in the distribution of proxy materials and the solicitation of proxies from brokerage firms, banks, broker-dealers, and other similar organizations representing beneficial owners of shares for the Annual Meeting. We have agreed to pay Georgeson a fee of approximately $15,000 plus out-of-pocket expenses. You may contact Georgeson at (866) 828-4304.

Apple must also pay brokerage firms, banks, broker-dealers, and other similar organizations representing beneficial owners certain fees associated with:

- Forwarding the Notice of Internet Availability to beneficial owners;

- Forwarding printed proxy materials by mail to beneficial owners who specifically request them; and

- Obtaining beneficial owners' voting instructions.

In addition to solicitations by mail, the proxy solicitor and Apple's directors, officers, and employees, without additional compensation, may solicit proxies on Apple's behalf in person, by phone, or by electronic communication.

Where are Apple's principal executive offices located and what is Apple's main phone number?

Apple's principal executive offices are located at 1 Infinite Loop, Cupertino, California 95014. Apple's main phone number is (408) 996-1010.

What is Apple's fiscal year?

Apple's fiscal year is the 52- or 53-week period that ends on the last Saturday of September. Unless otherwise stated, all information presented in this Proxy Statement is based on Apple's fiscal calendar.

Voting

Who may vote at the Annual Meeting?

Each share of Apple's common stock has one vote on each matter. Only "shareholders of record" as of the close of business on the Record Date are entitled to attend and vote at the Annual Meeting. As of the Record Date, there were 5,257,816,000 shares of Apple's common stock issued and outstanding, held by 26,000 shareholders of record. In addition to shareholders of record of Apple's common stock, "beneficial owners of shares held in street name" as of the Record Date can vote using the methods described below.

What is the difference between a "shareholder of record" and a "beneficial owner of shares held in street name"?

Shareholder of Record. If your shares are registered directly in your name with Computershare, you are the shareholder of record with respect to those shares.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the "beneficial owner of shares held in street name." As a beneficial owner, you have the right to instruct your broker, bank, trustee, or nominee how to vote your shares. Most individual shareholders are beneficial owners of shares held in street name.

If I am a shareholder of record, how do I vote?

If you are a shareholder of record, there are four ways to vote:

- **In Person.** You may vote in person at the Annual Meeting by requesting a ballot from an usher when you arrive.

- **Online.** You may vote by proxy by visiting investorvote.com/AAPL and following the instructions provided in the Notice of Internet Availability.

- **Phone.** If you request printed copies of the proxy materials by mail, you will receive a proxy card and you may vote by proxy by calling the toll free number found on the proxy card.

- **Mail.** If you request printed copies of the proxy materials by mail, you will receive a proxy card and you may vote by proxy by filling out the proxy card and returning it in the envelope provided.

Even if you plan on attending the Annual Meeting in person, we encourage you to vote your shares in advance online, by phone, or by mail to ensure that your vote will be represented at the Annual Meeting.

If I am a beneficial owner of shares held in street name, how do I vote?

If you are a beneficial owner of shares held in street name, there are four ways to vote:

- **In Person.** If you are a beneficial owner of shares held in street name and wish to vote in person at the Annual Meeting, you must obtain a "legal proxy" from the organization that holds your shares. A legal proxy is a written document that authorizes you to vote your shares held in street name at the Annual Meeting. Please contact the organization that holds your shares for instructions regarding obtaining a legal proxy.

  You must bring a copy of the legal proxy to the Annual Meeting and ask for a ballot from an usher when you arrive. In order for your vote to be counted, you must hand both the copy of the legal proxy and your completed ballot to an usher to be provided to the inspector of election.

- **Online.** You may vote by proxy by visiting proxyvote.com and entering the control number found in your Notice of Internet Availability. The availability of online voting may depend on the voting process of the organization that holds your shares.

- **Phone.** If you request printed copies of the proxy materials by mail, you will receive a voting instruction form and you may vote by proxy by calling the toll free number found on the voting instruction form. The availability of phone voting may depend on the voting process of the organization that holds your shares.

- **Mail.** If you request printed copies of the proxy materials by mail, you will receive a voting instruction form and you may vote by proxy by filling out the voting instruction form and returning it in the envelope provided.

How are proxies voted?

All shares represented by valid proxies received prior to the taking of the vote at the Annual Meeting will be voted and, where a shareholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the shareholder's instructions.

Can I change my vote after I have voted?

You may revoke your proxy and change your vote at any time before the taking of the vote at the Annual Meeting.

- **In Person.** You may revoke your proxy and change your vote by attending the Annual Meeting and voting in person. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you properly vote at the Annual Meeting or specifically request that your prior proxy be revoked by delivering a written notice of revocation prior to the Annual Meeting to Apple's Secretary at 1 Infinite Loop, MS: 301-4GC, Cupertino, California 95014.

- **Online.** You may change your vote using the online voting method described above, in which case only your latest internet proxy submitted prior to the Annual Meeting will be counted.

- **Phone.** You may change your vote using the phone voting method described above, in which case only your latest telephone proxy submitted prior to the Annual Meeting will be counted.

- **Mail.** You may revoke your proxy and change your vote by signing and returning a new proxy card or voting instruction form dated as of a later date, in which case only your latest proxy card or voting instruction form received prior to the Annual Meeting will be counted.

What happens if I do not give specific voting instructions?

Shareholders of Record. If you are a shareholder of record and you:

- Indicate when voting online or by phone that you wish to vote as recommended by the Board; or

- Sign and return a proxy card without giving specific voting instructions,

then the persons named as proxy holders, Luca Maestri and Bruce Sewell, will vote your shares in the manner recommended by the Board on all matters presented in this Proxy Statement and as they may determine in their best judgment with respect to any other matters properly presented for a vote at the Annual Meeting.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, then the organization that holds your shares may generally vote your shares in their discretion on "routine" matters, but cannot vote on "non-routine" matters.

Which proposals are considered "routine" or "non-routine"?

The following proposal is considered a routine matter:

- The ratification of the appointment of Ernst & Young LLP as Apple's independent registered public accounting firm for 2017 (Proposal No. 2).

A broker or other nominee may generally vote in their discretion on routine matters, and therefore no broker non-votes are expected in connection with Proposal No. 2.

The following proposals are considered non-routine matters:

- Election of directors (Proposal No. 1);

- Advisory resolution to approve executive compensation (Proposal No. 3);

- Advisory vote on the frequency of advisory votes on executive compensation (Proposal No. 4); and

- Each of shareholder proposals No. 5 through No. 9.

If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, that organization will inform the inspector of election that it does not have the authority to vote on the matter with respect to your shares. This is generally referred to as a "broker non-vote." Therefore, broker non-votes may exist in connection with Proposal No. 1 and Proposals No. 3 through No. 9.

What is the voting requirement to approve each of the proposals?

With respect to the election of directors (Proposal No. 1), Apple's bylaws provide that, in an uncontested election of directors, the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum is required to elect a director. An "uncontested election of directors" means an election of directors in which the number of candidates for election does not exceed the number of directors to be elected by the shareholders at that election.

Approval of Proposal No. 2, Proposal No. 3, and Proposals No. 5 through No. 9 requires, in each case, the affirmative vote of both (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

A plurality of the votes cast for Proposal No. 4 will be considered the shareholders' preferred frequency for holding an advisory vote on executive compensation.

How are broker non-votes and abstentions treated?

Broker non-votes and abstentions are counted for purposes of determining whether a quorum is present. Only "FOR" and "AGAINST" votes are counted for purposes of determining the votes received in connection with each proposal (or, in the case of Proposal No. 4, votes for "1 Year," "2 Years," and "3 Years"). Broker non-votes and abstentions will have no effect on determining whether the affirmative vote constitutes a majority of the shares present or represented by proxy and voting at the Annual Meeting (or, in the case of Proposal No. 4, whether the vote for "1 Year," "2 Years," or "3 Years" constitutes a plurality of the shares voted on the proposal).

In addition, for each proposal other than Proposal No. 4, the affirmative vote equal to a majority of the shares necessary to constitute a quorum is also required for approval. Therefore, broker non-votes and abstentions could prevent the election of a director or the approval of a proposal because they do not count as affirmative votes.

Is my vote confidential?

Proxy instructions, ballots, and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Apple will not disclose the proxy instructions or ballots of individual shareholders, except:

- To allow for the tabulation and certification of votes;

- To facilitate a successful proxy solicitation;

- To assert claims for Apple;

- To defend claims against Apple; and

- As necessary to meet applicable legal requirements.

If you write comments on your proxy card or ballot, the proxy card or ballot may be forwarded to Apple's management and the Board to review your comments.

Where can I find the voting results of the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be tallied by the inspector of election after the taking of the vote at the Annual Meeting. Apple will publish the final voting results in a Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") within four business days following the Annual Meeting.

Director Nominations and Other Matters for the 2018 Annual Meeting of Shareholders

What is the deadline to propose matters for inclusion in the proxy materials for the 2018 annual meeting of shareholders?

The proposal must be received on or prior to September 8, 2017. All proposals must comply with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

What is the deadline to propose matters for consideration at the 2018 annual meeting of shareholders, but not for inclusion in the proxy materials?

The proposal must be received not earlier than the close of business on October 31, 2017 and not later than the close of business on November 30, 2017. The proposal must be submitted by a shareholder of record and must set forth the information required by Apple's bylaws. If you are a beneficial owner of shares held in street name, you can contact the organization that holds your shares for information about how to register your shares directly in your name as a shareholder of record.

What is the deadline to nominate individuals for election as directors at the 2018 annual meeting of shareholders using proxy access?

A shareholder, or group of up to 20 shareholders, that has owned continuously for at least three years shares of Apple stock representing an aggregate of at least 3% of our outstanding shares, may nominate and include in Apple's proxy materials director nominees constituting up to 20% of Apple's Board, provided that the shareholder(s) and nominee(s) satisfy the requirements in Apple's bylaws. Notice of proxy access director nominees must be received not earlier than the close of business on August 9, 2017 and not later than the close of business on September 8, 2017.

What is the deadline to nominate individuals for election as directors at the 2018 annual meeting of shareholders, but not included in the proxy materials?

Director nominations that a shareholder intends to present at the 2018 annual meeting of shareholders, but does not intend to have included in Apple's proxy materials, must be received not earlier than the close of business on October 31, 2017 and not later than the close of business on November 30, 2017. Notice of director nominations must be submitted by a shareholder of record and must set forth the information required by Apple's bylaws. If you are a beneficial owner of shares held in street name, you can contact the organization that holds your shares for information about how to register your shares directly in your name as a shareholder of record.

Where do I send proposals and director nominations for the 2018 annual meeting of shareholders?

Proposals and director nominations must be sent either by mail to Apple's Secretary at 1 Infinite Loop, MS: 301-4GC, Cupertino, California 95014, or by email to shareholderproposal@apple.com.

Directors, Corporate Governance, and Executive Officers

Directors

Apple's Board consists of a diverse group of leaders in their respective fields. Most of our directors have senior leadership experience at major domestic and multinational companies. In these positions, they have gained significant and diverse management experience, including strategic and financial planning, public company financial reporting, compliance, risk management and leadership development. They also have experience serving as executive officers, or on boards of directors and board committees, of other public companies, and have an understanding of corporate governance practices and trends. In addition, many of our directors have experience as directors or trustees of significant academic, research, nonprofit, and philanthropic institutions, and bring unique perspectives to the Board.

The Board and its Nominating and Corporate Governance Committee (the "Nominating Committee") believe the skills, qualities, attributes, and experience of our directors provide Apple with business acumen and a diverse range of perspectives to engage each other and management to address effectively Apple's evolving needs and represent the best interests of Apple's shareholders.

The Nominating Committee considers candidates for director who are recommended by its members, by other Board members, by shareholders, and by management, as well as those identified by a third-party search firm retained to assist in identifying and evaluating possible candidates. In evaluating potential nominees to the Board, the Nominating Committee considers, among other things, independence, character, ability to exercise sound judgment, diversity, age, demonstrated leadership, skills, including financial literacy, and experience in the context of the needs of the Board. The Nominating Committee is committed to actively seeking out highly qualified women and individuals from minority groups to include in the pool from which Board nominees are chosen. The Nominating Committee considers candidates recommended by shareholders and evaluates them using the same criteria as for other candidates recommended by its members, other members of the Board, or other persons.

In addition, in 2015, the Board adopted amendments to our bylaws to implement proxy access. A shareholder, or group of up to 20 shareholders, owning continuously for at least three years shares of Apple stock representing an aggregate of at least 3% of our outstanding shares, may nominate and include in Apple's proxy materials director nominees constituting up to 20% of Apple's Board, provided that the shareholder(s) and nominee(s) satisfy the requirements in the bylaws. In December 2016, the Board adopted additional amendments to our bylaws to enhance our proxy access framework and make it easier for shareholders to nominate proxy access candidates. For example:

- Apple no longer requires shareholders who nominate a proxy access candidate to recall loaned shares and hold them through the annual meeting. Ownership of loaned shares is deemed to continue if the shareholder(s) has the power to recall the loaned shares on five business days' notice.

- Apple increased the availability of proxy access by limiting the circumstances under which the maximum number of proxy access candidates is reduced. For example, Apple no longer reduces the number of proxy access candidates when an incumbent director was nominated through proxy access in the last two years and is subsequently supported by the Board for re-election.

- Shareholders may now re-nominate a proxy access candidate regardless of the level of support received at the annual meeting.

- Apple has extended the deadline by which nominating shareholders and proxy access candidates must provide certain information to Apple to ten business days from five business days.

- Apple has narrowed the scope of a nominating shareholder's indemnification obligations to legal and regulatory violations arising out of a nominating shareholder's actions or communications with Apple shareholders or out of information provided by a nominating shareholder to Apple.

- Apple has limited the discretion of the Board to unilaterally interpret the proxy access provisions.

Biographical Information for Our Director Nominees

The biographies below describe the skills, qualities, attributes, and experience of the nominees that led the Board and the Nominating Committee to determine that it is appropriate to nominate these directors. Each of the eight nominees currently serves on the Board. In this section ("Directors, Corporate Governance, and Executive Officers—Directors"), references to particular years refer to the calendar year.



Art Levinson

66 years old

Director since 2000

Chairman of the Board

Audit Committee

Art Levinson has served as the Chief Executive Officer of Calico, a company focused on health, aging, and well-being, since September 2013.

Dr. Levinson previously served as Chief Executive Officer of Genentech, Inc., a medical drug developer, from July 1995 to April 2009, and served as Genentech's Chairman from September 1999 to September 2014.

Among other qualifications, Dr. Levinson brings to the Board executive leadership experience, including his service as a chairman and chief executive officer of a large international public company, along with extensive financial expertise and brand marketing experience.

Former Public Company Directorships Within the Last Five Years

Amyris, Inc.

F. Hoffman-La Roche Ltd.

Selected Directorships and Memberships

Board of Directors, Broad Institute of Harvard and MIT

Board of Scientific Consultants, Memorial Sloan Kettering Cancer Center

Industrial Advisory Board, California Institute for Quantitative Biomedical Research

Advisory Council for the Lewis-Sigler Institute for Integrative Genomics

Advisory Council for the Princeton University Department of Molecular Biology



Tim Cook

56 years old

Director since 2011

Chief Executive Officer

Tim Cook has been Apple's Chief Executive Officer since August 2011 and was previously Apple's Chief Operating Officer since October 2005.

Mr. Cook joined Apple in March 1998 and served as Executive Vice President, Worldwide Sales and Operations from 2002 to 2005. From 2000 to 2002, Mr. Cook served as Senior Vice President, Worldwide Operations, Sales, Service and Support. From 1998 to 2000, Mr. Cook served as Senior Vice President, Worldwide Operations.

Among other qualifications, Mr. Cook brings to the Board extensive executive leadership experience in the technology industry, including the management of worldwide operations, sales, service, and support.

Other Current Public Company Directorships

NIKE, Inc.

Selected Directorships and Memberships

Board of Directors, The National Football Foundation & College Hall of Fame, Inc.

Board of Trustees, Duke University

Board of Directors, Robert F. Kennedy Center for Justice and Human Rights



James Bell

68 years old

Director since 2015

Audit Committee



Al Gore

68 years old

Director since 2003

Compensation Committee

Nominating Committee

James Bell is the retired Executive Vice President, Corporate President and Chief Financial Officer of The Boeing Company, an aerospace company.

Mr. Bell served as Boeing's CFO from 2008 to 2012, having previously served as Executive Vice President, Finance and Chief Financial Officer, from 2003 to 2008, and as Senior Vice President of Finance and Corporate Controller from 2000 to 2003. From 1992 to 2000, Mr. Bell held a series of positions with increasing responsibility at Boeing.

Among other qualifications, Mr. Bell brings to the Board financial and accounting expertise as a former chief financial officer of a large international public company, experience in strategic planning and leadership of complex organizations, and a global business perspective from his service on other boards.

Other Current Public Company Directorships

The Dow Chemical Company

JPMorgan Chase & Co.

CDW Corporation

Selected Directorships and Memberships

Board of Trustees, Rush University Medical Center

Al Gore has served as Chairman of Generation Investment Management, an investment management firm, since 2004, and as a partner of Kleiner Perkins Caufield & Byers, a venture capital firm, since 2007.

Mr. Gore is also Chairman of The Climate Reality Project.

Mr. Gore was elected to the U.S. House of Representatives four times, to the U.S. Senate two times, and served two terms as Vice President of the United States.

Among other qualifications, Mr. Gore brings to the Board executive leadership experience, a valuable and different perspective due to his extensive background in digital communication and technology policy, politics, and environmental rights, along with experience in asset management and venture capital.



Bob Iger

66 years old

Director since 2011

Compensation Committee

Nominating Committee Chair

Bob Iger has served as Chairman and Chief Executive Officer of The Walt Disney Company, a diversified media company, since March 2012.

Prior to that time, he served as President and Chief Executive Officer of Disney since October 2005, having previously served as President and Chief Operating Officer since January 2000 and as President of Walt Disney International and Chairman of the ABC Group from 1999 to 2000. From 1974 to 1998, Mr. Iger held a series of positions with increasing responsibility at ABC, Inc. and its predecessor Capital Cities/ABC, Inc.

Among other qualifications, Mr. Iger brings to the Board executive leadership experience, including his service as a chairman and chief executive officer of a large international public company, along with extensive financial expertise and experience in international business and brand marketing.

Other Current Public Company Directorships

The Walt Disney Company

Selected Directorships and Memberships

Board of Directors, National September 11 Memorial & Museum

Vice Chairman, U.S.-China Business Council

Co-Chairman, Partnership for a New American Economy

Member, American Academy of Arts & Sciences

Member, President's Export Council

Board of Directors, Bloomberg Philanthropies



Andrea Jung

58 years old

Director since 2008

Compensation Committee Chair

Nominating Committee

Andrea Jung has served as the President and Chief Executive Officer of Grameen America LLC, a nonprofit microfinance organization, since April 2014, where she also serves on the Board of Directors.

Ms. Jung previously served as Executive Chairman of Avon Products, Inc., a personal care products company, from April 2012 to December 2012, and as Chairman of the Board of Directors of Avon from September 2001 to April 2012. Ms. Jung served as Chief Executive Officer of Avon from November 1999 to April 2012, and served as a member of the Board of Directors of Avon from January 1998 to December 2012.

Among other qualifications, Ms. Jung brings to the Board executive leadership experience, including her service as a chairman and chief executive officer of a large international public company, along with extensive brand marketing and consumer products experience.

Other Current Public Company Directorships

Daimler AG

General Electric Company

Former Public Company Directorships Within the Last Five Years

Avon Products, Inc.



Ron Sugar

68 years old

Director since 2010

Audit Committee Chair

Ron Sugar is the retired Chairman of the Board and Chief Executive Officer of Northrop Grumman Corporation, a global security company. Dr. Sugar served in this role from 2003 to 2010 and served as President and Chief Operating Officer from 2001 to 2003. Previous to Northrop Grumman, he held executive positions at Litton Industries and TRW Inc., where he served as Chief Financial Officer.

Dr. Sugar is a senior advisor to various businesses and organizations, including Ares Management, LLC, Bain & Company, Temasek Americas Advisory Panel, the G100 Network, and the World 50.

Among other qualifications, Dr. Sugar brings to the Board executive leadership experience as a chairman and chief executive officer of a large international public company, financial expertise as a former chief financial officer, understanding of advanced technology, and a global business perspective from his service on other boards.

Other Current Public Company Directorships

Air Lease Corporation

Amgen Inc.

Chevron Corporation

Selected Directorships and Memberships

Member, National Academy of Engineering

Board of Trustees, University of Southern California

Board of Directors, Los Angeles Philharmonic Association

Board of Trustees, Boys and Girls Clubs of America



Sue Wagner

55 years old

Director since 2014

Audit Committee

Sue Wagner is a co-founder of BlackRock, Inc., an asset management company. Ms. Wagner served as BlackRock's Vice Chairman from January 2006 to July 2012, and also served as a member of BlackRock's Global Executive Committee and Global Operating Committee. During her tenure at BlackRock, Ms. Wagner served as BlackRock's Chief Operating Officer and Head of Corporate Strategy, and led the alternative investments and international client businesses.

Among other qualifications, Ms. Wagner brings to the Board operational experience, including her service as chief operating officer of a large international public company, along with extensive financial expertise and experience in the financial services industry.

Other Current Public Company Directorships

BlackRock, Inc.

Swiss Re

Selected Directorships and Memberships

Board of Directors, Color Genomics, Inc.

Board of Trustees, Wellesley College

Board of Trustees, Hackley School

Corporate Governance

Role of the Board of Directors

Apple's Board oversees the CEO and other senior management in the competent and ethical operation of Apple on a day-to-day basis and assures that the long-term interests of shareholders are being served. To satisfy the Board's duties, directors are expected to take a proactive, focused approach to their positions, and set standards to ensure that Apple is committed to business success through the maintenance of high standards of responsibility and ethics.

Apple's key governance documents, including our Corporate Governance Guidelines and committee charters, are available at investor.apple.com/corporate-governance.cfm. The governance structure is designed to foster principled actions, informed and effective decision-making, and appropriate monitoring of both compliance and performance. The Board met four times during 2016, and each member of the Board attended or participated in 75% or more of the aggregate of (i) the total number of meetings of the Board held during 2016, and (ii) the total number of meetings held by each committee of the Board on which such person served during 2016.

Board Leadership Structure

The Board believes its current leadership structure best serves the objectives of the Board's oversight of management, the Board's ability to carry out its roles and responsibilities on behalf of Apple's shareholders, and Apple's overall corporate governance. The Board also believes the separation of the Chairman and CEO roles allows the CEO to focus his time and energy on operating and managing Apple and leverages the Chairman's experience and perspectives. The Board periodically reviews the leadership structure to determine whether it continues to best serve Apple and its shareholders.

Board Committees

The Board has a standing Audit and Finance Committee (the "Audit Committee"), Compensation Committee, and Nominating Committee. The Board has determined that the Chairs of each committee and all committee members are independent under applicable rules of The NASDAQ Stock Market LLC ("NASDAQ"), the New York Stock Exchange LLC ("NYSE"), and the SEC for committee memberships. Each Committee operates under written charters adopted by the Board that are available at investor.apple.com/corporate-governance.cfm.

Audit Committee

The Audit Committee assists the Board in oversight and monitoring of:

- Apple's financial statements and other financial information provided by Apple to its shareholders and others;

- Compliance with legal, regulatory, and public disclosure requirements;

- The independent auditors, including their qualifications and independence;

- Apple's system of internal controls, including the internal audit function;

- Treasury and finance matters;

- Enterprise risk management, privacy, and data security; and

- The auditing, accounting, and financial reporting process generally.

The Audit Committee also appoints Apple's independent registered public accounting firm and reviews the services performed by the firm. The Audit Committee met nine times during 2016.

Compensation Committee

The Compensation Committee reviews and approves the compensation arrangements for Apple's executive officers, including the CEO, administers Apple's equity compensation plans, and reviews the Board's compensation. The Compensation Committee's authority to grant equity awards may not be delegated to Apple's management or others. For a description of the Compensation Committee's processes and procedures, including the roles of the independent compensation consultant and Apple's executive officers in support of the Compensation Committee's decision-making process, see the section entitled "Compensation Discussion and Analysis" below. The Compensation Committee met seven times during 2016.

Nominating Committee

The Nominating Committee assists the Board in identifying qualified individuals to become directors, makes recommendations to the Board concerning the size, structure, and composition of the Board and its committees, monitors the process to assess the Board's effectiveness, and oversees and makes recommendations regarding corporate governance matters, including implementing Apple's Corporate Governance Guidelines. The Nominating Committee met four times during 2016.

The Nominating Committee has recommended to the full Board each of the nominees named in this Proxy Statement for election to the Board.

Board Oversight of Risk Management

The Board believes that evaluating the executive team's management of the various risks confronting Apple is one of its most important areas of oversight. In carrying out this critical responsibility, the Board has designated the Audit Committee with primary responsibility for overseeing enterprise risk management. In accordance with this responsibility, the Audit Committee monitors Apple's significant business risks, including financial, operational, privacy, data security, business continuity, legal and regulatory, and reputational exposures, and reviews the steps management has taken to monitor and control these exposures. With respect to privacy and data security, the Audit Committee reviews reports from Apple's Vice President of Corporate Information Security, General Counsel, Chief Compliance Officer, and Vice President of Internal Audit, including updates on risk management, Apple's privacy program, and relevant legislative, regulatory, and technical developments.

The Audit Committee is assisted by a Risk Oversight Committee consisting of key members of management, including Apple's Chief Financial Officer and General Counsel. The Risk Oversight Committee reports regularly to the Audit Committee, which reports regularly to the Board.

While the Audit Committee has primary responsibility for overseeing enterprise risk management, the other Board committees also consider risks within their areas of responsibility and apprise the Board of significant risks and management's response to those risks. For example, the Nominating Committee reviews legal and regulatory compliance risks as they relate to corporate governance structure and processes, and the Compensation Committee reviews risks related to compensation matters. While the Board and its committees oversee risk management strategy, management is responsible for implementing and supervising day-to-day risk management processes and reporting to the Board and its committees on such matters.

In establishing and reviewing Apple's executive compensation program, the Compensation Committee considers whether the program encourages unnecessary or excessive risk-taking and has concluded that it does not. Executives' base salaries are fixed in amount and thus do not encourage risk-taking. Annual cash incentives are capped and payouts are formulaic and tied to specific company financial performance metrics. The majority of compensation provided to the executive officers is in the form of time-based and performance-based equity awards that vest over several years and help further align executives' interests with those of Apple's shareholders. The Compensation Committee believes that these awards do not encourage unnecessary or excessive risk-taking because the ultimate value of the awards is tied to Apple's stock price performance over several years and because awards are subject to regular vesting schedules to help ensure that a significant component of executive compensation is tied to long-term shareholder value creation.

The Compensation Committee has also reviewed Apple's compensation programs for employees generally and has concluded these programs do not create risks that are reasonably likely to have a material adverse effect on Apple. The Compensation Committee believes that Apple's annual cash and long-term equity awards provide an effective and appropriate mix of incentives to help ensure Apple's performance is focused on long-term shareholder value creation and do not encourage short-term risk taking at the expense of long-term results.

Audit Committee Financial Experts

The Board has determined that each member of the Audit Committee qualifies as an "audit committee financial expert" as defined under applicable SEC rules and also meets the additional criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Exchange Act.

Code of Ethics

Apple has a code of ethics, "Business Conduct: The way we do business worldwide," that applies to all employees, including Apple's principal executive officer, principal financial officer, and principal accounting officer, to the Board, and to independent contractors, consultants, and others who do business with Apple. The code is available at investor.apple.com/corporate-governance.cfm. Apple intends to disclose any changes in this code or waivers from this code that apply to Apple's principal executive officer, principal financial officer, or principal accounting officer by posting such information on the same website or by filing with the SEC a Current Report on Form 8-K, in each case if such disclosure is required by rules of the SEC or NASDAQ.

Review, Approval, or Ratification of Transactions with Related Persons

The Board has adopted a written policy for approval of transactions between Apple and its directors, director nominees, executive officers, greater than 5% beneficial owners, and each of their respective immediate family members, where the amount involved in the transaction exceeds or is expected to exceed $120,000 in a single calendar year and the party to the transaction has or will have a direct or indirect interest. A copy of this policy is available at investor.apple.com/corporate-governance.cfm. The policy provides that the Audit Committee reviews transactions subject to the policy and determines whether or not to approve or ratify those transactions. In addition, the Audit Committee has delegated authority to the Chair of the Audit Committee to pre-approve or ratify transactions under certain circumstances. In reviewing transactions subject to the policy, the Audit Committee, or the Chair of the Audit Committee, as applicable, considers among other factors it deems appropriate:

- The related person's interest in the transaction;

- The approximate dollar value of the amount involved in the transaction;

- The approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;

- Whether the transaction was undertaken in the ordinary course of business of Apple;

- Whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to Apple than terms that could have been reached with an unrelated third-party;

- The purpose of, and the potential benefits to Apple of, the transaction;

- Required public disclosure, if any; and

- Any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The Audit Committee has considered and adopted the following standing pre-approvals under the policy for transactions with related persons:

- Employment as an executive officer of Apple, if the related compensation is approved (or recommended to the Board for approval) by the Compensation Committee;

- Any compensation paid to a director if the compensation is consistent with Apple's director compensation policies and is required to be reported in Apple's proxy statement under Item 402 of SEC Regulation S-K;

- Any transaction with another company at which a related person's only relationship is as an employee (other than an executive officer or director) or beneficial owner of less than 10% of that company's equity, if the aggregate amount involved does not exceed the greater of $1 million, or 2% of that company's total annual revenue;

- Any charitable contribution, grant, or endowment by Apple to a charitable organization, foundation, or university at which a related person's only relationship is as an employee (other than an executive officer or director), if the aggregate amount involved does not exceed the greater of $1 million, or 2% of the charitable organization's total annual receipts; and

- Any transaction where the related person's interest arises solely from the ownership of Apple's common stock and all holders of Apple's common stock received the same benefit on a pro-rata basis, such as dividends.

A summary of new transactions covered by the standing pre-approvals, or approved or ratified by the Chair of the Audit Committee, if any, is provided to the Audit Committee for its review at each regularly scheduled Audit Committee meeting.

Transactions with Related Persons

Mr. Iger is Chairman and Chief Executive Officer of Disney. In the ordinary course of business, Apple enters into commercial dealings with Disney that we consider arms-length, including sales arrangements, Internet Services content licensing agreements, and similar arrangements. Apple does not believe that Mr. Iger has a material direct or indirect interest in any of such commercial dealings.

The Board has determined that all Board members, other than Mr. Cook, are independent under applicable NASDAQ, NYSE, and SEC rules. In making these determinations, the Board considered the types and amounts of the commercial dealings between Apple and the companies and organizations with which the directors are affiliated.

Attendance of Directors at Annual Meetings of Shareholders

Apple expects all of its directors to attend the Annual Meeting. All of Apple's directors who were standing for re-election in 2016 attended the 2016 annual meeting of shareholders with the exception of Mr. Bell who was unable to attend for personal reasons.

Compensation Committee Interlocks and Insider Participation

Ms. Jung, Mr. Gore, Mr. Iger, and Dr. Levinson were members of the Compensation Committee during 2016. Mr. Iger was appointed to the Compensation Committee in place of Dr. Levinson in December 2015. None of the members of the Compensation Committee is or has been an executive officer of Apple, nor did any of them have any relationships requiring disclosure by Apple under Item 404 of SEC Regulation S-K. None of Apple's executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, an executive officer of which served as a director of Apple or member of the Compensation Committee during 2016.

Communications with the Board

Any matter intended for the Board, or for any individual member of the Board, should be directed to Apple's Secretary at 1 Infinite Loop, MS: 301-4GC, Cupertino, California 95014, with a request to forward the communication to the intended recipient. In general, any shareholder communication delivered to Apple for forwarding to Board members will be forwarded in accordance with the shareholder's instructions. However, Apple reserves the right not to forward to Board members any abusive, threatening, or otherwise inappropriate materials. Information regarding the submission of comments or complaints relating to Apple's accounting, internal accounting controls, or auditing matters is available at investor.apple.com/corporate-governance.cfm.

Compensation of Directors

Members of the Board who are not also Apple employees ("Non-Employee Directors") receive compensation for their service. Mr. Cook, our CEO, does not receive any compensation for his service as a member of the Board. The Compensation Committee annually reviews the total compensation of our Non-Employee Directors and each element of our Non-Employee Director compensation program. As part of this process, the Compensation Committee evaluates market data provided by its independent compensation consulting firm, Pay Governance LLC, and makes a recommendation to the Board. The Board determines the form and amount of director compensation after reviewing the Compensation Committee's recommendation.

Cash Retainers. Non-Employee Directors receive an annual cash retainer of $100,000. In 2016, the Chairman of the Board, Dr. Levinson, received an additional cash retainer of $200,000; the Chair of the Audit Committee, Dr. Sugar, received an additional cash retainer of $35,000; the Chair of the Compensation Committee, Ms. Jung, received an additional cash retainer of $30,000; and the Chair of the Nominating Committee, Mr. Iger, received an additional cash retainer of $25,000. All retainers are paid in quarterly installments.

Equity-Based Awards. A substantial portion of each Non-Employee Director's annual retainer is in the form of equity. Under Apple's 1997 Director Stock Plan (the "Director Plan"), Non-Employee Directors are granted restricted stock units ("RSUs") on the date of each annual meeting of shareholders (each, an "Annual Director Award"). All Annual Director Awards vest on February 1 of the following year, subject to continued service on the Board through the vesting date. For 2016, the number of RSUs subject to each Annual Director Award was determined by dividing $250,000 by the per share closing price of Apple's common stock on the date of grant and rounding to the nearest whole share.

A Non-Employee Director who is newly appointed to the Board other than in connection with an annual meeting of shareholders will receive a grant of RSUs upon appointment (an "Initial Director Award"), except that a Non-Employee Director who joins the Board after February 1 of a particular year and prior to the annual meeting for that year will not receive an Initial Director Award. The number of RSUs subject to each Initial Director Award is determined in the same manner as described above for Annual Director Awards, but the grant date fair value of the award is pro-rated based on the portion of the year that has passed since the last annual meeting. Initial Director Awards are scheduled to vest on the next February 1 following the award.

Non-Employee Directors do not have the right to vote or dispose of the RSUs subject to these awards. If Apple pays an ordinary cash dividend on its common stock, each RSU award granted under the Director Plan will be credited with an amount equal to the per share cash dividend paid by Apple, multiplied by the total number of RSUs subject to the award that are outstanding immediately prior to the record date for such dividend. The amounts that are credited to each award are referred to as "dividend equivalents." Any dividend equivalents credited to an award granted under the Director Plan will be subject to the same vesting, payment, and other terms and conditions as the unvested RSUs to which the dividend equivalents relate. The crediting of dividend equivalents is meant to treat the RSU award holders consistently with shareholders.

Equipment Program. Apple has an equipment program for the Board under which each Non-Employee Director is eligible to receive, upon request and free of charge, one of each new product introduced by Apple, and is eligible to purchase additional equipment at a discount.

Non-Employee Directors do not receive any other compensation for serving on any committee or attending Board or committee meetings.

Stock Ownership Guidelines. Apple has stock ownership guidelines for our CEO, executive officers, and Non-Employee Directors. Under the guidelines, Non-Employee Directors are expected to own shares of Apple common stock that have a value equal to five times their annual cash retainer for serving as a director. Shares may be owned directly by the individual, owned jointly with or separately by the individual's spouse, or held in trust for the benefit of the individual, the individual's spouse or children. Each Non-Employee Director is required to satisfy the stock ownership guideline by November 12, 2017, or within five years after first becoming subject to the guidelines. Other than Mr. Bell, who joined the Board in October 2015, each Non-Employee Director has already satisfied the stock ownership guidelines.

Director Compensation—2016

The following table shows information regarding the compensation earned or paid during 2016 to Non-Employee Directors who served on the Board during the year. The compensation paid to Mr. Cook is shown under "Executive Compensation" in the table entitled "Summary Compensation Table—2016, 2015, and 2014" and the related tables. Mr. Cook does not receive any compensation for his service as a member of the Board.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
James Bell[3]	100,000	360,375	5,176	465,551
Al Gore	100,000	250,028	2,464	352,492
Bob Iger	125,000	250,028	2,261	377,289
Andrea Jung	130,000	250,028	2,163	382,191
Art Levinson	300,000	250,028	2,351	552,379
Ron Sugar	135,000	250,028	5,494	390,522
Sue Wagner	100,000	250,028	1,647	351,675

(1)   In accordance with SEC rules, the amounts shown reflect the aggregate grant date fair value of stock awards granted to Non-Employee Directors during 2016, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC 718"). The grant date fair value for RSUs is measured based on the closing fair market value of Apple's common stock on the date of grant. See Note 1—Summary of Significant Accounting Policies found in Part II, Item 8, "Financial Statements and Supplementary Data" in the Notes to Consolidated Financial Statements in the Annual Report.

Each Non-Employee Director received an automatic Annual Director Award of 2,580 RSUs on February 26, 2016, and the grant date fair value for each grant was $250,028. Mr. Bell also received an automatic Initial Director Award of 1,007 RSUs on October 1, 2015, upon joining the Board. The Initial Director Award to Mr. Bell had a grant date fair value of $110,347, resulting in a total grant date fair value of RSUs to Mr. Bell during 2016 of $360,375.

As of September 24, 2016, each Non-Employee Director held 2,580 shares subject to outstanding RSUs. In addition, Mr. Gore had 275,779 shares subject to outstanding and unexercised options, Ms. Jung had 109,590 shares subject to outstanding and unexercised options, and Mr. Levinson had 247,394 shares subject to outstanding and unexercised options.

(2)   The amounts shown reflect one or more products received under Apple's Board of Directors equipment program.

(3)   Mr. Bell joined the Board on October 1, 2015.

Executive Officers

Biographical information for Apple's executive officers, other than Mr. Cook, is listed below. Biographical information for Mr. Cook, who is both a director and an executive officer, can be found in the section entitled "Directors." In this section ("Directors, Corporate Governance, and Executive Officers—Executive Officers"), references to particular years refer to the calendar year.

Angela Ahrendts, Senior Vice President, Retail, 56, joined Apple and assumed her current position in May 2014. Prior to joining Apple, Ms. Ahrendts served as director and Chief Executive Officer of Burberry plc, a luxury fashion company, from July 2006. Ms. Ahrendts also previously served as Executive Vice President at Liz Claiborne Inc., and as President of Donna Karan International. Ms. Ahrendts is also a member of the United Kingdom's Prime Minister's Business Advisory Council.

Eddy Cue, Senior Vice President, Internet Software and Services, 52, joined Apple in January 1989 and assumed his current position in September 2011. Mr. Cue's previous positions with Apple include Vice President of Internet Services and Senior Director of iTunes Operations. Mr. Cue has also served as a director of Ferrari S.p.A., a luxury sports car company, since November 2012.

Craig Federighi, Senior Vice President, Software Engineering, 47, rejoined Apple in April 2009 and assumed his current position in August 2012. Prior to rejoining Apple, Mr. Federighi held several roles at Ariba, Inc., an enterprise software company, including Chief Technology Officer and Vice President of Internet Services. Prior to that, Mr. Federighi worked at NeXT and at Apple upon the acquisition of NeXT. Mr. Federighi's previous positions with Apple include Vice President of Mac OS Engineering and Director of Engineering.

Luca Maestri, Senior Vice President, Chief Financial Officer, 53, joined Apple in March 2013 and assumed his current position in May 2014. Prior to assuming his current position, Mr. Maestri served as Apple's Vice President and Corporate Controller. Prior to joining Apple, Mr. Maestri was Executive Vice President, Chief Financial Officer of Xerox Corporation, a business services and technology company, from February 2011 to February 2013. Prior to that, Mr. Maestri was Chief Financial Officer at Nokia Siemens Networks from October 2008 to February 2011, and he previously had a 20-year career with General Motors Corporation, where he served as Chief Financial Officer of GM Europe and GM Brazil, and held several executive positions with General Motors Corporation in Europe and Asia Pacific. Mr. Maestri served as a director of The Principal Financial Group from February 2012 to May 2015.

Dan Riccio, Senior Vice President, Hardware Engineering, 54, joined Apple in June 1998 and assumed his current position in August 2012. Mr. Riccio's previous positions with Apple include Vice President of Product Design and Vice President of iPad Hardware Engineering. Prior to joining Apple, Mr. Riccio worked at Compaq Computer Corporation as Senior Manager of Mechanical Engineering.

Phil Schiller, Senior Vice President, Worldwide Marketing, 56, rejoined Apple in April 1997 and assumed his current position in February 2002. Prior to rejoining Apple, Mr. Schiller was Vice President of Product Marketing at Macromedia, Inc. from December 1995 to March 1997 and Director of Product Marketing at FirePower Systems, Inc. from 1993 to December 1995. Prior to that, Mr. Schiller spent six years at Apple in various marketing positions. Mr. Schiller has also served as a director of Illumina, Inc., a genetics company, since July 2016.

Bruce Sewell, Senior Vice President, General Counsel and Secretary, 58, joined Apple and assumed his current position in September 2009. Prior to joining Apple, Mr. Sewell served as Senior Vice President, General Counsel of Intel Corporation from 2005. Mr. Sewell also served as Intel's Vice President, General Counsel from 2004 to 2005 and Vice President of Legal and Government Affairs, Deputy General Counsel from 2001 to 2004. Prior to joining Intel in 1995, Mr. Sewell was a partner in the law firm of Brown and Bain PC. Mr. Sewell has also served as a director of Vail Resorts Management Company, an operator of mountain resorts, since January 2013.

Johny Srouji, Senior Vice President, Hardware Technologies, 52, joined Apple in 2008 and assumed his current position in December 2015. Mr. Srouji's previous positions with Apple include Vice President, Hardware Technologies, and Vice President, VLSI (Very Large Scale Integration). Prior to joining Apple, Mr. Srouji worked in various engineering roles at IBM and Intel.

Jeff Williams, Chief Operating Officer, 53, joined Apple in June 1998 and assumed his current position in December 2015. Mr. Williams's previous positions with Apple include Senior Vice President, Operations; Head of Worldwide Procurement; and Vice President of Operations. Prior to joining Apple, Mr. Williams worked in a number of operations and engineering roles at IBM from 1985 to 1998.

Executive Compensation

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the disclosures contained in the following "Compensation Discussion and Analysis." Based on this review and discussion, the Compensation Committee recommended to the Board that the section entitled "Compensation Discussion and Analysis" be included in this Proxy Statement for the Annual Meeting.

Members of the Compensation Committee

Andrea Jung (Chair) | Al Gore | Bob Iger

Compensation Discussion and Analysis

Apple had another year of strong financial results in 2016. Net sales were $215.6 billion and operating income was $60.0 billion. Net sales of our Services business grew 22% year-over-year and App Store revenue was the highest ever. The compensation paid to our named executive officers for 2016 appropriately reflects and rewards this performance.

In this Compensation Discussion and Analysis, we discuss the 2016 compensation program for our named executive officers and the guiding principles and practices upon which it is based. Our named executive officers for 2016 were:

Tim Cook	Chief Executive Officer
Luca Maestri	Senior Vice President, Chief Financial Officer
Angela Ahrendts	Senior Vice President, Retail
Eddy Cue	Senior Vice President, Internet Software and Services
Dan Riccio	Senior Vice President, Hardware Engineering
Bruce Sewell	Senior Vice President, General Counsel and Secretary

Mr. Cue, Mr. Riccio, and Mr. Sewell had the same total compensation according to SEC reporting rules, and as a result, we are reporting six named executive officers for 2016.

Guiding Principles and Compensation Practices

Our executive compensation program is designed to attract, motivate, and retain a talented, entrepreneurial, and creative team of executives who will provide leadership for Apple's success in dynamic and competitive markets. We have a pay-for-performance philosophy for executive compensation based on the following principles:

Team-Based Approach. Our executive officers are expected to operate as a high-performing team, and accordingly, we apply a team-based approach to our executive compensation program with internal pay equity as a primary consideration. We believe that generally awarding the same base salary, annual cash incentive, and long-term equity awards to each of our executive officers, other than the CEO, successfully supports this goal.

Performance Expectations. We have clear performance expectations of our executive team, and the design of our executive compensation program reflects these expectations. First, each executive officer must demonstrate exceptional personal

performance in order to remain part of the executive team. We believe that individuals who underperform should either be removed from the executive team with their compensation adjusted accordingly, or be dismissed from Apple. Second, each executive officer must contribute to Apple's overall success rather than focus solely on specific objectives within his or her primary area of responsibility.

Emphasis on Long-Term Equity Incentives. Our executive compensation program emphasizes long-term shareholder value creation by using both time-based and performance-based RSUs to deliver long-term compensation incentives. The Compensation Committee believes that this is the most effective way to attract and retain a talented executive team and align executives' interests with those of shareholders. As a result, our executive compensation program is weighted considerably toward long-term equity awards rather than cash compensation and our executives hold significant unvested RSUs at any particular time. This practice is intended to create a substantial retention incentive, encourage our executives to focus on Apple's long-term success, and align with the long-term interests of our shareholders.

Compensation Practices. We follow sound compensation practices to support our guiding principles.

What We Do

Independent Compensation Consultant – Our Compensation Committee has directly retained an independent compensation consultant, which performs no services for Apple other than services for the Compensation Committee.

Risk Management – We prohibit short sales, transactions in derivatives of Apple securities, including hedging transactions, and pledging of shares by all executive officers. The Compensation Committee also conducts an annual compensation risk assessment.

Stock Ownership Guidelines – We have robust stock ownership guidelines for our executive officers.

Equity Clawback – Our RSU agreements have a recoupment provision requiring repayment to Apple of any shares or other amount that may be paid in respect of RSUs in the event of certain acts of misconduct.

Performance-Based, Long-Term Equity – We emphasize long-term equity awards with a substantial performance-based component in our pay mix.

Vesting and Performance Conditions on Dividend Equivalents – We apply the same vesting restrictions and performance conditions on dividend equivalents as on the underlying RSUs.

At-Will Employment – We employ our executive officers at will.

What We Don't Do

Change in Control Payments – We do not offer change in control payments or gross-ups of related excise taxes.

Special Perquisites – We do not provide executive perquisites that are not available to other employees generally.

Retirement Vesting – We do not include retirement acceleration provisions in equity awards.

Re-Pricing – We do not allow re-pricing of stock options without shareholder approval.

Pension or Other Special Benefits – We do not provide pensions or supplemental executive retirement, health, or insurance benefits.

Discretion and Judgment of the Compensation Committee

The Compensation Committee, consisting entirely of independent directors, reviews and approves the compensation of Apple's executive officers and acts as the administering committee for Apple's equity compensation plans.

Each year, the Compensation Committee conducts an evaluation of Apple's executive compensation program to determine if any changes would be appropriate. In making these determinations, the Compensation Committee may consult with its independent compensation consultant and management, as described below; however, the Compensation Committee uses its own judgment in making final decisions regarding the compensation paid to our executive officers.

The Role of the Compensation Consultant. The Compensation Committee selects and retains the services of its own independent compensation consultant and annually reviews the performance of the selected consultant. As part of the review process, the Compensation Committee considers the independence of the consultant in accordance with SEC and NASDAQ rules.

Since 2014, the Compensation Committee has engaged the services of Pay Governance, an independent compensation consulting firm. During 2016, Pay Governance provided no services to Apple other than services for the Compensation Committee, and worked with Apple's management, as directed by the Compensation Committee, only on matters for which the Compensation Committee is responsible.

At the Compensation Committee's request, Pay Governance regularly attends Compensation Committee meetings. Pay Governance also communicates with the Chair of the Compensation Committee outside committee meetings regarding matters related to the Compensation Committee's responsibilities. In 2016, the Compensation Committee generally sought input from Pay Governance on a range of external market factors, including evolving compensation trends, appropriate peer companies, and market data. Pay Governance also provided general observations about Apple's compensation programs and management recommendations regarding the amount and form of compensation for our executive officers.

The Role of the Chief Executive Officer. At the Compensation Committee's request, Mr. Cook provides input regarding the performance and appropriate compensation of the other executive officers. The Compensation Committee considers Mr. Cook's evaluation of the other executive officers because of his direct knowledge of each executive officer's performance and contributions. Mr. Cook is not present during voting or deliberations by the Compensation Committee regarding his own compensation.

The Role of Peer Companies and Benchmarking. The Compensation Committee reviews peer group composition each year. With the assistance of Pay Governance, the Compensation Committee identified groups of companies to serve as market reference points for compensation comparison purposes for 2016. A primary peer group was developed for reference consisting of U.S.-based, stand-alone, publicly traded companies in the technology, media, and internet services industries that, in the Compensation Committee's view, compete with Apple for talent. A secondary peer group of premier companies that have iconic brands or are industry or category leaders, rely on significant R&D and innovation for growth, and require highly-skilled human capital was also considered as an additional reference set for the Compensation Committee. The companies in each peer group are listed below. Unless otherwise specified, references in this Compensation Discussion and Analysis to peer companies include both the primary and the secondary peer group companies.

In June 2015, the Compensation Committee selected the following companies for the 2016 primary peer group:

Amazon.com	Disney	IBM	Time Warner Cable
AT&T	eBay	Intel	Twenty-First Century Fox
CBS	EMC	Microsoft	Verizon
Cisco Systems	Facebook	Oracle	Viacom
Comcast	Google (now Alphabet)	Qualcomm	
DIRECTV	Hewlett-Packard	Time Warner	

The threshold revenue and market capitalization requirements for a company to be considered for the primary peer group for 2016 were $15 billion and $35 billion, respectively. In addition, although each was slightly below the thresholds, the Compensation Committee decided to retain Viacom and CBS in the primary peer group for consistency with the 2015 primary peer group. The Compensation Committee also decided to add Facebook to the primary peer group based on market capitalization, revenue similar to other companies in the primary peer group, and the fact that it competes with Apple for talent. Following the spinoff of Hewlett Packard Enterprise in November 2015, the Compensation Committee continued to include HP Inc. (formerly Hewlett-Packard) and Hewlett Packard Enterprises in the 2016 primary peer group.

Based on the revenue and market capitalization criteria described above, Apple continues to be significantly larger than the companies selected for the 2016 primary peer group, with 2016 revenue of $215.6 billion and market capitalization of $601.4 billion as of the end of 2016.

Apple v. 2016 Primary Peer Group



In the table above, revenue for primary peer group companies is the amount reported by each company in its most recently filed annual report as of the Record Date, and market capitalization for primary peer group companies is the amount provided by Bloomberg L.P. as of September 23, 2016, the last trading day of Apple's fiscal year. The table includes Alphabet, HP Inc., and Hewlett Packard Enterprise. The table does not include DIRECTV, EMC, or Time Warner Cable, which either merged with or were acquired by another company before September 23, 2016.

In June 2015, the Compensation Committee selected the following companies for the 2016 secondary peer group:

3M	Johnson & Johnson
American Express	Nike
Boeing	PepsiCo
Coca-Cola	Procter & Gamble
General Electric	

The Compensation Committee reviews compensation practices and program design at peer companies to inform its decision-making process so it can set total compensation levels that it believes are commensurate with Apple's scope and performance. The Compensation Committee, however, does not set compensation components to meet specific benchmarks as compared to peer companies, such as targeting salaries at a specific market percentile. The Compensation Committee believes that over-reliance on benchmarking can result in compensation that is unrelated to the value delivered by our executive officers because compensation benchmarking does not take into account the specific performance of the executive officers or the relative size and performance of Apple. The Compensation Committee's executive compensation determinations are subjective and the result of the Compensation Committee's business judgment, which is informed by the experiences of the members of the Compensation Committee as well as input from, and peer group data provided by, the Compensation Committee's independent compensation consultant.

Shareholder Feedback. We value the feedback provided by our shareholders and have discussions with many of them on an ongoing basis regarding various corporate governance topics, including executive compensation. Shareholders are also provided the opportunity to cast an annual advisory vote on executive compensation. At Apple's 2016 annual meeting of shareholders, shareholders indicated their support for the compensation of our named executive officers, with approximately 95% of the votes cast on the say-on-pay proposal voted for the proposal. The design of the 2016 executive compensation program follows the same design as 2015. However, for 2017, the Compensation Committee has continued to evolve our executive compensation program by changing the allocation of equity awards to our executive officers from 60% time-based and 40% performance-based RSUs to 50% time-based and 50% performance-based RSUs, thereby placing an even greater emphasis on performance-based equity awards for our executive officers.

The Compensation Committee will continue to consider shareholder feedback and the results of say-on-pay votes when making future compensation decisions.

2016 Named Executive Officer Compensation

Our executive compensation program is designed to be simple, effective, and link pay to performance, while reflecting the size, scope, and success of Apple's business, as well as the responsibilities of our executive officers. It incorporates elements that create shareholder value by driving financial performance, retaining a high-performing and talented executive team, and aligning the interests of the executive team with the interests of shareholders. The main elements of the executive compensation program are:

- Base salary

- Annual cash incentive

- Long-term equity incentives

The chart below shows target dollar values for the main elements of our named executive officers' 2016 compensation.


Base Salary
Annual Cash Incentive
CEO
Tim Cook has not received an equity award since 2011
3M
6M
Base Salary
Annual Cash Incentive
Performance-Based Equity Award
Time-Based Equity Award
Other Named Executive Officers
1M
2M
8M
12M

Cash Compensation Elements and Awards

Base Salary. Base salary is a customary, fixed element of compensation intended to attract and retain executives. The Compensation Committee considers market data provided by its independent compensation consultant, internal pay equity among the executive officers, and Apple's financial results and market capitalization relative to the peer companies when setting base salaries. Taking these factors into consideration and in recognition of his individual performance and remarkable leadership, Mr. Cook's base salary was increased to $3 million at the beginning of 2016. The base salary for each of our named executive officers, other than Mr. Cook, remained unchanged at $1 million for 2016.

Annual Cash Incentive. The Compensation Committee approves, on an annual basis, a performance-based cash incentive opportunity for our executive officers based on the achievement of annual financial performance goals. For 2016, each of our named executive officers had a threshold annual cash incentive opportunity of 100% of base salary, a target annual cash incentive opportunity of 200% of base salary, and a maximum annual cash incentive opportunity of 400% of base salary.

Net sales and operating income, as determined in accordance with generally accepted accounting principles, were chosen as the performance measures for the 2016 annual cash incentive opportunity because they reflect commonly recognized measures of overall company performance and are drivers of shareholder value creation. Payouts of the annual cash incentive are determined based on an equal weighting for the net sales and operating income measures. There is no payout for a particular performance measure unless the threshold performance goal is achieved with respect to that measure. Payouts are calculated based on the performance level achieved for each performance measure for 2016 and are linearly interpolated for achievement between the threshold, target, and maximum goals. The Compensation Committee may, in its discretion, reduce (but not increase) the actual payout of any individual's annual cash incentive based on Apple's performance and the Compensation Committee's subjective assessment of the named executive officer's overall performance.

The Compensation Committee established performance goals in the first quarter of 2016, taking into consideration Apple's 2015 financial results, macroeconomic factors, the payout opportunities based on attainment of performance goals at threshold, target, and maximum levels, and pay-for-performance alignment.

2016 Goals and Results


Threshold Goal (100%)
Target Goal (200%)
Maximum Goal (400%)
$215.6B
Net Sales
$203.3B
$223.6B
$243.3B
$60.0B
Operating Income
$50.7B
$60.3B
$71.3B

As shown in the table above, our 2016 net sales of $215.6 billion and operating income of $60.0 billion were 96.4% and 99.5% of the respective target goals set by the Compensation Committee. This performance resulted in a combined payout at 89.5% of target for each named executive officer. Overall, our 2016 performance with respect to net sales and operating income was 7.7% and 15.7% below our record-breaking 2015 levels; however, the 2016 payouts to our named executive officers were significantly less than the annual cash incentive payouts for 2015, reflecting strong pay-for-performance alignment. The Compensation Committee determined that no downward adjustments to the payouts would be made, based on Apple's 2016 performance and the individual contributions of our named executive officers.

Long-Term Equity Elements and Awards

Our executive compensation program emphasizes long-term shareholder value creation through the use of equity awards in the form of RSUs to deliver long-term compensation incentives. The Compensation Committee has discretion to approve awards with different vesting conditions as it deems necessary to meet the objectives of our executive compensation program.

Performance-Based RSUs. The number of performance-based RSUs granted to our named executive officers that vest depends on Apple's total shareholder return relative to the other companies in the S&P 500 for the performance period ("Relative TSR"). The Compensation Committee chose Relative TSR as a straightforward and objective metric for Apple's shareholders to evaluate our performance against the performance of other companies and to align the interests of our named executive officers with the interests of shareholders.

We measure Relative TSR for a specified period of time based on the change in each company's stock price during that period, taking into account any dividends paid during that period, which are assumed to be reinvested in the stock. The change in value from the beginning to the end of the period is divided by the beginning value to determine total shareholder return. Apple's total shareholder return is compared to the total shareholder return of other companies, ranked by percentile, to determine the number of performance-based RSUs that vest for each performance period. An averaging period is used to determine the beginning and ending stock price values used to calculate Relative TSR for the performance period. This mitigates the impact on the long-term Relative TSR results of one-day or short-term stock price fluctuations at the beginning or end of the performance period. The beginning stock price value is calculated using each company's average closing stock price for the 20 consecutive trading days immediately prior to the beginning of the performance period. The ending stock price value is calculated using each company's average closing price for the 20 consecutive trading days ending on the last day of the performance period.

Time-Based RSUs. Equity awards with time-based vesting align the interests of our executives with the interests of our shareholders and promote the stability and retention of a strong executive team over the longer term. Vesting schedules for time-based awards generally require continuous service over multiple years, as described below.

Mr. Cook's Long-Term Equity Award

Mr. Cook last received an equity award when he was promoted to Chief Executive Officer in 2011 (the "2011 RSU Award"). At Mr. Cook's request, the 2011 RSU Award was modified in 2013 to put a portion of the award at risk based on Apple's Relative TSR performance. The performance condition requires Apple to outperform two-thirds of the comparative companies in the S&P 500 for each performance period in order for 100% of the performance-based RSUs allocated to that period to vest. The 2011 RSU Award only has downside risk to Mr. Cook. It does not contain an upside vesting opportunity, and there is no interpolation for results between the Relative TSR percentile levels set forth below.

Relative TSR Percentile v. S&P 500 Companies	Performance-Based RSUs Vesting
Top Third	100%
Middle Third	50%
Bottom Third	0%

For the three-year performance period from August 25, 2013 through August 24, 2016, 280,000 performance-based RSUs were subject to the Relative TSR performance condition. Apple's Relative TSR for this performance period was at the 78th percentile of the companies that were included in the S&P 500 for the entire performance period. As a result, all of the 280,000 performance-based RSUs vested on August 24, 2016.

Other Named Executive Officers' Long-Term Equity Awards

In October 2015, the Compensation Committee awarded RSUs with a grant date fair value of $20 million (the "Annual RSU Awards") to each of our named executive officers, other than Mr. Cook. The Annual RSU Awards were allocated between 60% time-based and 40% performance-based RSUs as a percentage of the grant date fair value reported in the Summary Compensation Table. The value and relative mix of the Annual RSU Awards was a subjective determination by the Compensation Committee based on its own business judgment after taking into consideration factors such as market compensation data provided by its independent compensation consultant, its subjective assessment of the appropriate relationship between time- and performance-based awards, historical equity grants, and, with respect to the value of the awards, financial results and market capitalization compared to peer companies.

The Annual RSU Awards granted as performance-based RSUs in October 2015 have a three-year performance-period (fiscal years 2016 through 2018) and will vest on October 1, 2018, subject to continued employment through that date, with zero to 200% of the target number of shares vesting depending on Apple's Relative TSR percentile ranking for the performance period, as follows:

Relative TSR Percentile v. S&P 500 Companies	Performance-Based RSUs Vesting as a Percentage of Target
85th or above	200%
55th	100%
25th	25%
below 25th	0%

This vesting schedule requires Relative TSR performance at the 25th percentile to vest in the threshold number of shares, Relative TSR performance at the 55th percentile to vest in the target number of shares, and Relative TSR performance that is significantly above the median at the 85th percentile in order to vest in the maximum 200% of the target number of shares.

No RSUs vest if Apple's Relative TSR performance is below the 25th percentile. In addition, if Apple's total shareholder return for the performance period is negative, the number of RSUs that vests is capped at 100% of the target number of shares regardless of our percentile ranking. If Apple's Relative TSR percentile ranking is above the 25th percentile and between the levels shown in the table above, the portion of the RSUs that vests is linearly interpolated between the two nearest vesting percentages.

During 2016, Mr. Maestri vested in performance-based RSUs that were granted on May 29, 2014 in connection with his promotion to Chief Financial Officer. For the 16-month performance period from May 29, 2014 through the end of 2015, Apple's Relative TSR was at the 85th percentile of the companies that were included in the S&P 500 for the period. As a result, Mr. Maestri vested in 15,918 performance-based RSUs on October 1, 2015. At the beginning of 2017, for the 28-month period from May 29, 2014 through the end of 2016, Mr. Maestri vested in 10,694 performance-based RSUs based on Apple's Relative TSR at the 67th percentile of the companies that were included in the S&P 500 for the period.

During 2016, Ms. Ahrendts vested in performance-based RSUs that were granted on May 1, 2014 in connection with her hiring. For the two-year performance period from May 1, 2014 through April 30, 2016, Apple's Relative TSR was at the 81st percentile of the companies that were included in the S&P 500 for the period. As a result, Ms. Ahrendts vested in 75,124 performance-based RSUs on May 1, 2016.

During 2016, Mr. Cue, Mr. Riccio, and Mr. Sewell vested in annual performance-based RSUs that were granted on March 3, 2014. For the two-year performance period from the beginning of 2014 through the end of 2015, Apple's Relative TSR was at the 92nd percentile of the companies that were included in the S&P 500 for the period. As a result, each of Mr. Cue, Mr. Riccio, and Mr. Sewell vested in 92,764 performance-based RSUs on October 1, 2015. At the beginning of 2017, for the three-year period from the beginning of 2014 through the end of 2016, each of Mr. Cue, Mr. Riccio, and Mr. Sewell vested in 87,578 performance-based RSUs based on Apple's Relative TSR at the 83rd percentile of the companies that were included in the S&P 500 for the period.

The Annual RSU Awards granted as time-based RSUs in October 2015 vest in three equal annual installments commencing on April 1, 2018 (approximately two and one-half years following the grant date), subject to continued employment through each applicable vesting date. This schedule means that, to receive the full benefit of the time-based RSU award, the recipient must generally perform four and one-half years of continuous service following the grant date. The April vesting dates for the time-based RSUs were selected to balance the October vesting of the performance-based RSUs and provide regular vesting intervals.

In October 2016, the Compensation Committee took into consideration a number of factors, including shareholder feedback, and increased the performance-based component of the 2017 Annual RSU Awards to 50% of the grant date fair value, placing an even greater emphasis on performance-based compensation for our executive officers.

Dividend Equivalents

At Mr. Cook's request, none of his RSUs participate in dividend equivalents. All other unvested RSUs granted to Apple employees have dividend equivalents. Dividend equivalents entitle holders of RSUs to the same dividend value per share as holders of common stock. Dividend equivalents are subject to the same vesting and other terms and conditions as the corresponding unvested RSUs. Dividend equivalents are accumulated and paid when the underlying RSUs vest.

Other Benefits

Our executive officers are eligible to participate in our health and welfare programs, Employee Stock Purchase Plan, 401(k) Plan, matching gifts program, vacation cash-out, and other benefit programs on the same basis as other employees.

Security. The personal safety and security of our employees is of the utmost importance to Apple and its shareholders. Accordingly, we provide risk-based, business-related security services to our employees, including our named executive officers, as appropriate. Although not requested by Mr. Cook, given the profile of the company and Mr. Cook's role as CEO, Apple also provides risk-based personal security services for him, as determined to be appropriate by our security team. We do not consider these security measures to be a personal benefit for Mr. Cook, but rather a reasonable and necessary expense for the benefit of Apple. We also offer risk-based personal security assistance to members of our executive team based on the highly visible nature of their roles. The aggregate incremental cost of these services is reported in the Summary Compensation Table in accordance with SEC disclosure rules.

Relocation Assistance. Relocation assistance, including a gross-up for taxable relocation benefits, is provided to employees when necessary based on business needs. Ms. Ahrendts was provided relocation assistance to move closer to Apple's headquarters in connection with her hiring. Some of these relocation expenses were incurred in 2016 and are reported in the Summary Compensation Table.

Severance. We generally do not enter into severance arrangements with our executive officers. An exception to this practice was made in connection with hiring Ms. Ahrendts in May 2014 in recognition of the risk she assumed by leaving her prior role as Chief Executive Officer of Burberry. Ms. Ahrendts has a limited cash severance arrangement until May 2017 and equity acceleration for a portion of her outstanding equity awards, in each case, in the event of a termination by Apple other than for "Cause," or if she resigns for "Good Reason." Details of the arrangement with Ms. Ahrendts are described under "Executive Compensation—Executive Compensation Tables" in the section entitled "Potential Payments Upon Termination or Change in Control."

Chartered Aircraft. From time to time, members of the executive team, including each of the named executive officers, may request chartered aircraft services to facilitate travel that is directly and integrally related to the performance of their job duties and when the use of a chartered plane will increase efficiency or security associated with a particular trip. Occasionally, spouses or other family members may accompany an executive on these flights. When this occurs, we require the executive to pay the greater of the incremental cost, if any, to accommodate these guests on the flight or the imputed income amount determined using the IRS Standard Industry Fare Level (SIFL) rate. Accordingly, there is no incremental cost to Apple for family accompaniment on chartered business flights.

Governance and Other Considerations

Tax Deductibility of Compensation Expense. Section 162(m) of the Internal Revenue Code places a $1 million limit on the amount of compensation a company can deduct in any one year for compensation paid to the chief executive officer and the three most highly-compensated executive officers employed by the company at the end of the year (other than the chief financial officer). However, the $1 million deduction limit generally does not apply to compensation that is performance-based and provided under a shareholder-approved plan. While the Compensation Committee considers the deductibility of awards as one factor in determining executive compensation, the Compensation Committee also looks at other factors in making its decisions, as noted above, and retains the flexibility to award compensation that it determines to be consistent with the goals of our executive compensation program even if the awards are not deductible by Apple for tax purposes.

In general, the 2016 annual cash incentive opportunities for executive officers have been designed in a manner intended to be exempt from the deduction limitation of Section 162(m) because they are paid based on achievement of pre-determined performance goals established by the Compensation Committee pursuant to our shareholder-approved equity incentive plan.

As a result of the modification of Mr. Cook's 2011 RSU Award, we intend that the tranches of the award subject to performance criteria with measurement periods that begin after the June 21, 2013 modification be exempt from the deduction limitation of Section 162(m). In addition, the performance-based RSU awards granted to our other named executive officers in 2016 are also intended to be exempt from the deduction limitation of Section 162(m).

Base salary and RSU awards with only time-based vesting requirements, which represent a portion of the equity awards granted to our executive officers, are not exempt from Section 162(m), and therefore will not be deductible to the extent the $1 million limit of Section 162(m) is exceeded.

Despite the Compensation Committee's efforts to structure the executive team annual cash incentives and performance-based RSUs in a manner intended to be exempt from Section 162(m) and therefore not subject to its deduction limits, because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) and the regulations issued thereunder, no assurance can be given that compensation we intend to satisfy the requirements for exemption from Section 162(m) in fact will. Further, the Compensation Committee reserves the right to modify compensation that was initially intended to be exempt from Section 162(m) if it determines that such modifications are consistent with Apple's business needs.

Recoupment of RSUs. The named executive officers' RSUs are granted pursuant to the terms of our standard RSU agreements. These terms require an employee to deliver or otherwise repay to Apple any shares or other amount that may be paid in respect of RSUs in the event the employee commits a felony while employed by Apple, or engages in a breach of confidentiality, commits an act of theft, embezzlement or fraud, or materially breaches any agreement with Apple while employed by Apple or at any time thereafter.

Prohibition on Hedging, Pledging, and Short Sales. We prohibit transactions in derivatives of Apple stock, including hedging transactions, for all directors, officers, employees, consultants, and contractors of Apple. In addition, we prohibit pledging of Apple stock as collateral by directors and executive officers of Apple and prohibit short sales of Apple stock by directors and executive officers of Apple.

Stock Ownership Guidelines. Under our stock ownership guidelines, Mr. Cook is expected to own shares of Apple stock that have a value equal to ten times his base salary. Although Mr. Cook was required to satisfy the stock ownership guidelines within five years of its implementation in 2012, he already owns shares with a value significantly in excess of the guidelines. All other executive officers are expected to own shares that have a value equal to three times their base salary by the later of February 6, 2018, or within five years after an officer first becomes subject to the guidelines. Shares may be owned directly by the individual, owned jointly with or separately by the individual's spouse, or held in trust for the benefit of the individual, the individual's spouse or children.

Risk Considerations. The Compensation Committee considers, in establishing and reviewing the executive compensation program, whether the program encourages unnecessary or excessive risk-taking and has concluded that it does not. See the section entitled "Board Oversight of Risk Management" above for an additional discussion of risk considerations.

Executive Compensation Tables

Summary Compensation Table—2016, 2015, and 2014

The following table, footnotes, and related narrative show information regarding the total compensation of each named executive officer for 2016, 2015, and 2014, except in the case of Mr. Sewell, who was not a named executive officer in 2014.

Name and Principal Position (a)	Year (b)	Salary ($)(c)	Bonus ($)(d)	Stock Awards[1] ($)(e)	Non-Equity Incentive Plan Compensation[2] ($)(f)	All Other Compensation ($)(g)	Total ($)(h)
Tim Cook	2016	3,000,000	—	—	5,370,000	377,719[3]	8,747,719
Chief Executive Officer	2015	2,000,000	—	—	8,000,000	281,327	10,281,327
	2014	1,748,462	—	—	6,700,000	774,176	9,222,638
Luca Maestri	2016	1,000,000	—	20,000,083	1,790,000	13,486[4]	22,803,569
Senior Vice President, Chief Financial Officer	2015	1,000,000	—	20,000,105	4,000,000	337,872	25,337,977
	2014	717,211	—	11,335,043	1,608,255	342,292	14,002,801
Angela Ahrendts	2016	1,000,000	—	20,000,083	1,790,000	112,809[5]	22,902,892
Senior Vice President, Retail	2015	1,000,000	—	20,000,105	4,000,000	779,124	25,779,229
	2014	411,538	500,000	70,001,196	1,648,352	790,038	73,351,124
Eddy Cue	2016	1,000,000	—	20,000,083	1,790,000	17,461[6]	22,807,544
Senior Vice President, Internet Software and Services	2015	1,000,000	—	20,000,105	4,000,000	52,136	25,052,241
	2014	947,596	—	20,000,900	3,437,500	59,743	24,445,739
Dan Riccio	2016	1,000,000	—	20,000,083	1,790,000	17,461[7]	22,807,544
Senior Vice President, Hardware Engineering	2015	1,000,000	—	20,000,105	4,000,000	17,521	25,017,626
	2014	947,596	—	20,000,900	3,437,500	17,239	24,403,235
Bruce Sewell	2016	1,000,000	—	20,000,083	1,790,000	17,461[8]	22,807,544
Senior Vice President, General Counsel and Secretary	2015	1,000,000	—	20,000,105	4,000,000	17,521	25,017,626

(1) The grant date fair value for time-based RSUs is measured based on the closing fair market value of Apple's common stock on the date of grant. The grant date fair value for performance-based RSUs is calculated based on a Monte-Carlo valuation of each award on the date of grant, determined under FASB ASC 718. Assuming the highest level of performance is achieved under the applicable performance conditions, the maximum possible value of the performance-based RSUs granted to each of the named executive officers in 2016 (other than Mr. Cook), using the grant date fair value, is $16,000,122. See Note 1—

Summary of Significant Accounting Policies found in Part II, Item 8, "Financial Statements and Supplementary Data" in the Notes to Consolidated Financial Statements in the Annual Report, and also see footnote 1 to the table entitled "Grants of Plan-Based Awards—2016."

(2)   As described under "Executive Compensation—Compensation Discussion and Analysis," the named executive officers' annual cash incentives are based on the performance of Apple relative to pre-determined objectives for the year, and the performance of the individual executive. The threshold, target, and maximum amounts for each named executive officer's 2016 annual cash incentive opportunity are shown in the table entitled "Grants of Plan-Based Awards—2016." In 2016, Apple was below its target performance goals for both net sales and operating income, resulting in a payout of each named executive officer's annual cash incentive at 89.5% of target. The Compensation Committee determined that no downward adjustments would be made based on Apple's or an individual's performance and approved the payout for each named executive officer for 2016.

(3)   This amount represents: (i) Apple's contributions to Mr. Cook's account under its 401(k) plan in the amount of $15,900; (ii) term life insurance premiums paid by Apple in the amount of $2,925; (iii) vacation cash-out in the amount of $138,462; and (iv) security expenses in the amount of $220,432, which represents the incremental cost for personal security services provided to Mr. Cook as determined by allocating both direct costs and a percentage of fixed costs incurred by Apple and used to provide personal security services.

(4)   This amount represents: (i) Apple's contributions to Mr. Maestri's account under its 401(k) plan in the amount of $11,925; and (ii) term life insurance premiums paid by Apple in the amount of $1,561.

(5)   This amount represents: (i) Apple's contributions to Ms. Ahrendts' account under its 401(k) plan in the amount of $7,950; (ii) term life insurance premiums paid by Apple in the amount of $1,561; (iii) relocation expenses in the amount of $49,253 and associated tax gross up for taxable relocation amounts in the amount of $53,742; and (iv) personal security expenses in the amount of $303.

(6)   This amount represents: (i) Apple's contributions to Mr. Cue's account under its 401(k) plan in the amount of $15,900; and (ii) term life insurance premiums paid by Apple in the amount of $1,561.

(7)   This amount represents: (i) Apple's contributions to Mr. Riccio's account under its 401(k) plan in the amount of $15,900; and (ii) term life insurance premiums paid by Apple in the amount of $1,561.

(8)   This amount represents: (i) Apple's contributions to Mr. Sewell's account under its 401(k) plan in the amount of $15,900; and (ii) term life insurance premiums paid by Apple in the amount of $1,561.

The amounts in the salary, bonus, and non-equity incentive plan compensation columns of the "Summary Compensation Table—2016, 2015, and 2014" reflect actual amounts paid for the relevant years, while the amounts in the stock awards column reflect accounting values. The tables entitled "Outstanding Equity Awards at 2016 Year-End" and "Option Exercises and Stock Vested—2016" provide further information on the named executive officers' potential realizable value and actual value realized with respect to their equity awards. The "Summary Compensation Table—2016, 2015, and 2014" should be read in conjunction with the Compensation Discussion and Analysis and the subsequent tables and narrative descriptions.

Grants of Plan-Based Awards—2016

The following table shows information regarding the incentive awards granted to the named executive officers for 2016.

Name (a)	Award Type	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(i)	Grant Date Fair Value of Stock and Option Awards[1] ($)(j)
			Threshold ($)(c)	Target ($)(d)	Maximum ($)(e)	Threshold (#)(f)	Target (#)(g)	Maximum (#)(h)		
Tim Cook	Cash Incentive	—	3,000,000	6,000,000	12,000,000	—	—	—	—	—
Luca Maestri	Cash Incentive	—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Time-based RSUs	10/5/2015	—	—	—	—	—	—	108,323	12,000,022
	Performance-based RSUs	10/5/2015	—	—	—	16,316	65,264	130,528	—	8,000,061
Angela Ahrendts	Cash Incentive	—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Time-based RSUs	10/5/2015	—	—	—	—	—	—	108,323	12,000,022
	Performance-based RSUs	10/5/2015	—	—	—	16,316	65,264	130,528	—	8,000,061
Eddy Cue	Cash Incentive	—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Time-based RSUs	10/5/2015	—	—	—	—	—	—	108,323	12,000,022
	Performance-based RSUs	10/5/2015	—	—	—	16,316	65,264	130,528	—	8,000,061
Dan Riccio	Cash Incentive	—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Time-based RSUs	10/5/2015	—	—	—	—	—	—	108,323	12,000,022
	Performance-based RSUs	10/5/2015	—	—	—	16,316	65,264	130,528	—	8,000,061
Bruce Sewell	Cash Incentive	—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Time-based RSUs	10/5/2015	—	—	—	—	—	—	108,323	12,000,022
	Performance-based RSUs	10/5/2015	—	—	—	16,316	65,264	130,528	—	8,000,061

(1) The grant date fair value for time-based RSUs is measured based on the closing fair market value of Apple's common stock on the date of grant. The grant date fair value for performance-based RSUs is calculated based on a Monte-Carlo valuation of each award on the date of grant, determined under FASB ASC 718, incorporating the following assumptions:

Grant Date	Performance Period End Date	Assumptions		
		Expected Term (years)	Expected Volatility	Risk-Free Interest Rate
10/5/2015	9/29/2018	2.98	26.91%	0.89%

Apple used its historical stock prices as the basis for the volatility assumptions. The risk-free interest rates were based on U.S. Treasury rates in effect at the time of grant. The expected term was based on the time remaining in the performance period on the grant date. See Note 1—Summary of Significant Accounting Policies found in Part II, Item 8, "Financial Statements and Supplementary Data" in the Notes to Consolidated Financial Statements in the Annual Report.

Description of Plan-Based Awards

Non-Equity Incentive Plan Awards. Each of the "Non-Equity Incentive Plan Awards" shown in the table entitled "Grants of Plan-Based Awards—2016" was granted under Apple's 2014 Employee Stock Plan (the "2014 Plan"), which provides flexibility to grant cash incentive awards, as well as equity awards. The material terms of the 2016 non-equity incentive awards are described under "Executive Compensation—Compensation Discussion and Analysis" in the section entitled "Annual Cash Incentive."

All Other Stock Awards. Each of the time-based and performance-based RSUs shown in the table entitled "Grants of Plan-Based Awards—2016" was granted under, and is subject to, the terms of the 2014 Plan. The Compensation Committee administers the 2014 Plan.

Time-Based RSUs. The time-based RSUs granted on October 5, 2015 are scheduled to vest in three annual installments commencing on April 1, 2018. Vesting is generally contingent on each officer's continued employment with Apple through the applicable vesting date.

Performance-Based RSUs. The performance-based RSUs granted on October 5, 2015 are scheduled to vest on October 1, 2018, subject to each officer's continued employment with Apple through the vesting date and satisfaction of performance conditions for the performance period beginning on September 27, 2015 and ending on September 29, 2018. As described under "Executive Compensation—Compensation Discussion and Analysis" in the section entitled "Other Named Executive Officers' Long-Term Equity Awards," in each case, between 0% and 200% of the target number of performance-based RSUs vest depending on Apple's Relative TSR percentile compared to the other companies in the S&P 500 over the performance period, with 100% of the target RSUs vesting if Apple's Relative TSR is at the 55th percentile. If Apple's total shareholder return for the performance period is negative, the number of RSUs that vest is capped at 100% of target.

Dividend Equivalents. RSUs granted under the 2014 Plan have dividend equivalents, which entitle holders of RSUs to the same dividend value per share as holders of common stock. Dividend equivalents are subject to the same vesting and other terms and conditions as the corresponding unvested RSUs. Dividend equivalents are accumulated and paid when the underlying RSUs vest. At Mr. Cook's request, none of his RSUs participate in dividend equivalents.

Outstanding Equity Awards at 2016 Year-End

The following table shows information regarding the outstanding equity awards held by each of the named executive officers as of September 24, 2016.

Name (a)	Grant Date (b)	Number of Shares or Units of Stock That Have Not Vested (#)(c)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)(d)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(e)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)(f)
Tim Cook	8/24/2011	2,100,000[2]	236,691,000	1,400,000[2]	157,794,000
Luca Maestri	3/4/2013	33,328[3]	3,756,399	—	—
	10/7/2013	37,674[4]	4,246,237	—	—
	5/29/2014	19,100[5]	2,152,761	7,749[5][6]	873,390
	10/17/2014	122,863[7]	13,847,889	68,576[7][6]	7,729,201
	10/5/15	108,323[8]	12,209,085	65,264[8][6]	7,355,905
Angela Ahrendts	5/1/2014	26,271[9]	2,961,004	—	—
	5/1/2014	78,110[10]	8,803,778	40,229[10][6]	4,534,211
	10/17/2014	122,863[7]	13,847,889	68,576[7][6]	7,729,201
	10/5/15	108,323[8]	12,209,085	65,264[8][6]	7,355,905
Eddy Cue	3/3/2014	106,110[11]	11,959,658	44,912[11][6]	5,062,032
	10/17/2014	122,863[7]	13,847,889	68,576[7][6]	7,729,201
	10/5/15	108,323[8]	12,209,085	65,264[8][6]	7,355,905
Dan Riccio	3/3/2014	106,110[11]	11,959,658	44,912[11][6]	5,062,032
	10/17/2014	122,863[7]	13,847,889	68,576[7][6]	7,729,201
	10/5/15	108,323[8]	12,209,085	65,264[8][6]	7,355,905
Bruce Sewell	3/3/2014	106,110[11]	11,959,658	44,912[11][6]	5,062,032
	10/17/2014	122,863[7]	13,847,889	68,576[7][6]	7,729,201
	10/5/15	108,323[8]	12,209,085	65,264[8][6]	7,355,905

(1) The dollar amounts shown in Columns (d) and (f) are determined by multiplying the number of shares or units shown in Column (c) or (e), as applicable, by $112.71, the closing price of Apple's common stock on September 23, 2016, the last trading day of Apple's fiscal year.

(2) 700,000 time-based RSUs subject to this award are scheduled to vest on August 24, 2021, provided, that the officer continues to be employed with Apple through the vesting date. The remaining 2,800,000 time- and performance-based RSUs subject to this award are scheduled to vest in five annual installments commencing on August 24, 2017, assuming that the officer continues to be employed with Apple through the applicable vesting date and, with respect to a portion of each installment, satisfaction of applicable performance conditions.

(3) The RSUs subject to this award are scheduled to vest in their entirety on March 4, 2017, assuming that the officer continues to be employed with Apple through the vesting date.

(4) 12,558 RSUs subject to this award vested on October 15, 2016, and the remaining RSUs subject to this award are scheduled to vest in two semi-annual installments commencing on April 15, 2017, assuming that the officer continues to be employed with Apple through the applicable vesting date.

(5) The time-based RSUs subject to this award are scheduled to vest in two annual installments commencing on May 29, 2017, assuming that the officer continues to be employed with Apple through the applicable vesting date. 10,694 performance-based RSUs subject to this award vested on October 1, 2016 (138% of the target number of performance-based RSUs) upon satisfaction of the performance condition above target.

(6) The target number of performance-based RSUs is shown. As described under "Executive Compensation—Compensation Discussion and Analysis," in each case, between 0% and 200% of the target number of performance-based RSUs vest depending on Apple's Relative TSR compared to the other companies in the S&P 500 over the relevant performance period.

(7) The time-based RSUs subject to this award are scheduled to vest in three annual installments commencing on April 1, 2017, assuming that the officer continues to be employed with Apple through the applicable vesting date. 68,576 performance-based RSUs are scheduled to vest on October 1, 2017, assuming that the officer continues to be employed with Apple through the vesting date and satisfaction of applicable performance conditions.

(8) The time-based RSUs subject to this award are scheduled to vest in three annual installments commencing on April 1, 2018, assuming that the officer continues to be employed with Apple through the applicable vesting date. 65,264 performance-based RSUs are scheduled to vest on October 1, 2018, assuming that the officer continues to be employed with Apple through the vesting date and satisfaction of applicable performance conditions.

(9) 13,139 RSUs subject to this award are scheduled to vest on June 14, 2017, and 13,132 RSUs subject to this award are scheduled to vest on June 14, 2018, in each case, assuming that the officer continues to be employed with Apple through the applicable vesting date.

(10) 78,110 RSUs subject to this award are scheduled to vest on May 1, 2017, assuming that the officer continues to be employed with Apple through the vesting date. 40,229 performance-based RSUs subject to this award are scheduled to vest on May 1, 2017, assuming that the officer continues to be employed with Apple through the vesting date and satisfaction of applicable performance conditions.

(11) The time-based RSUs subject to this award are scheduled to vest in two annual installments commencing on April 1, 2017, assuming that the officer continues to be employed with Apple through the applicable vesting date. 87,578 performance-based RSUs subject to this award vested on October 1, 2016 (195% of the target number of performance-based RSUs) upon satisfaction of the performance condition above target.

Stock Vested—2016

The following table shows information regarding the vesting during 2016 of RSUs previously granted to the named executive officers. No options were exercised by any named executive officer during 2016.

Name (a)	Stock Awards	
	Number of Shares Acquired on Vesting (#)(b)	Value Realized on Vesting[1] ($)(c)
Tim Cook	1,260,000	136,117,800
Luca Maestri	117,243	13,114,923
Angela Ahrendts	218,916	21,669,865
Eddy Cue	670,820	80,284,181
Dan Riccio	338,320	38,919,456
Bruce Sewell	670,820	75,674,681

(1) The dollar amounts shown in Column (c) are determined by multiplying the number of shares that vested by the sum of the per share closing price of Apple's common stock on the vesting date and any dividend equivalents attributable to each such share.

Potential Payments Upon Termination or Change in Control

We generally do not enter into severance arrangements with our named executive officers, and none of the equity awards granted to the named executive officers under Apple's equity incentive plans provide for acceleration in connection with a change in control or a termination of employment, other than as noted below or in connection with death or disability.

As described under "Executive Compensation—Compensation Discussion and Analysis" in the section entitled "Other Benefits," Ms. Ahrendts was provided a limited cash severance arrangement when she joined Apple. Within the first three years of her start date, if we terminate Ms. Ahrendts' employment other than for "Cause" or if she resigns for "Good Reason," we will pay her as severance the amount of her final base salary for the remainder of the three-year period in a single lump sum. Under this arrangement, the severance value declines to zero by May 1, 2017. In addition, the vesting of the RSUs awarded to Ms. Ahrendts to compensate her for her unvested equity at Burberry, where she previously served as Chief Executive Officer (the "Make Whole RSUs"), is accelerated if Apple terminates her employment other than for "Cause" or if she resigns for "Good Reason." Had Ms. Ahrendts' employment terminated on September 23, 2016, the last business day of Apple's fiscal year, the estimated amount that she would have been entitled to under the cash severance arrangement would have been $597,260, and the estimated amount she would have been entitled to under the Make Whole RSUs would have been $2,961,004. "Cause" and "Good Reason" are defined in Ms. Ahrendts' offer letter. "Cause" generally means an act of fraud or material dishonesty; gross misconduct; failure to follow the lawful direction of the CEO or Board; failure to perform material duties for Apple; or material breach of an Apple policy. "Good Reason" generally means a material change in duties or responsibilities; a change in the reporting structure such that Ms. Ahrendts no longer reports to the CEO; a material change in primary work location; or a breach by Apple of any of its material commitments in connection with Ms. Ahrendts' employment.

Equity Acceleration upon Death or Disability

Time-Based RSUs. Time-based RSUs provide for partial accelerated vesting of the RSUs scheduled to vest on the next applicable vesting date following termination of employment due to disability and for full accelerated vesting upon death.

Performance-Based RSUs. Performance-based RSUs provide for a partial waiver of the service vesting condition upon the death or disability of the award recipient, with the number of shares that vest determined at the end of the performance period, based on actual performance results and the recipient's dates of employment during the performance period.

The following table shows the estimated amounts that the named executive officers would have become entitled to under the terms of all outstanding RSUs had their employment terminated due to either death or disability on September 23, 2016, the last business day of Apple's fiscal year. The estimated values for performance-based RSUs are shown at the maximum potential payout amounts.

Name	Estimated Total Value of Equity Acceleration upon Death[1] ($)	Estimated Total Value of Equity Acceleration upon Disability[1] ($)
Tim Cook	270,871,096	38,070,282
Luca Maestri	53,042,453	24,038,225
Angela Ahrendts	60,163,584	31,472,351
Eddy Cue	63,216,785	33,290,589
Dan Riccio	63,216,785	33,290,589
Bruce Sewell	63,216,785	33,290,589

(1) The dollar amounts are determined by multiplying the number of shares subject to the accelerated RSUs by $112.71 (the closing price of Apple's common stock on September 23, 2016).

Proposals

Overview of Proposals

This Proxy Statement contains 9 proposals requiring shareholder action:

- Proposal No. 1 requests the election to our Board of the eight nominees named in this Proxy Statement.

- Proposal No. 2 requests the ratification of the appointment of Ernst & Young LLP as Apple's independent registered public accounting firm for 2017.

- Proposal No. 3 requests that shareholders vote on an advisory resolution approving our executive compensation.

- Proposal No. 4 requests that shareholders hold an advisory vote on the frequency of advisory votes on executive compensation.

- Proposals No. 5 through No. 9 are shareholder proposals.

Each proposal is discussed in more detail in the pages that follow.

Proposal No. 1 – Election of Directors

The Board has nominated directors Bell, Cook, Gore, Iger, Jung, Levinson, Sugar, and Wagner to be elected to serve until the next annual meeting of shareholders and until their successors are duly elected and qualified.

At the Annual Meeting, proxies cannot be voted for a greater number of individuals than the eight nominees named in this Proxy Statement. Holders of proxies solicited by this Proxy Statement will vote the proxies received by them as directed on the proxy card or, if no direction is made, for the election of the Board's eight nominees.

The term of any incumbent director who does not receive the affirmative vote of (1) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum, and has not earlier resigned, will end on the date that is the earlier of (a) 90 days after the date on which the voting results for the Annual Meeting are determined by the inspector of election, or (b) the date on which the Board selects a person to fill the office held by that director in accordance with Apple's bylaws.

Each of the directors nominated by the Board has consented to serving as a nominee, being named in this Proxy Statement, and serving on the Board if elected. Each director elected at the Annual Meeting will be elected to serve a one-year term. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxy holders may vote for any nominee designated by the present Board to fill the vacancy.

There are no family relationships among Apple's executive officers and directors.

The Board recommends that shareholders vote FOR the election of directors Bell, Cook, Gore, Iger, Jung, Levinson, Sugar, and Wagner.

Vote Required

Apple has implemented majority voting in uncontested elections of directors. Accordingly, Apple's bylaws provide that in an uncontested election of directors the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum is required to elect a director.

Proposal No. 2 – Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has re-appointed Ernst & Young LLP as Apple's independent registered public accounting firm and as auditors of Apple's consolidated financial statements for 2017. Ernst & Young has served as Apple's independent registered public accounting firm since 2009. The Audit Committee reviews the performance of the independent registered public accounting firm annually.

At the Annual Meeting, our shareholders are being asked to ratify the appointment of Ernst & Young as Apple's independent registered public accounting firm for 2017. In the event of a negative vote on this proposal, the Audit Committee will reconsider its selection. Even if this appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of Apple and its shareholders. Representatives of Ernst & Young are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they desire to do so, and will be available to respond to questions.

Fees Paid to Auditors

The following table shows the fees billed by Apple's independent registered public accounting firm for the years ended September 24, 2016, and September 26, 2015.

Ernst & Young	2016 ($)	2015 ($)
Audit Fees[1]	13,537,500	12,414,100
Audit-Related Fees[2]	653,000	636,800
Tax Fees[3]	1,863,700	2,381,100
All Other Fees[4]	62,200	50,000
Total	16,116,400	15,482,000

(1) Audit fees relate to professional services rendered in connection with the audit of Apple's annual financial statements and internal control over financial reporting, quarterly review of financial statements included in Apple's Quarterly Reports on Form 10-Q, and audit services provided in connection with other statutory and regulatory filings.

(2) Audit-related fees relate to professional services that are reasonably related to the performance of the audit or review of Apple's financial statements.

(3) Tax fees relate to professional services rendered in connection with tax compliance and preparation relating to tax returns, and tax audits, as well as for tax consulting and planning services.

(4) All other fees relate to professional services not included in the categories above, including services related to other regulatory reporting requirements.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services Performed by the Independent Registered Public Accounting Firm

Apple maintains an auditor independence policy that, among other things, prohibits Apple's independent registered public accounting firm from performing non-financial consulting services, such as information technology consulting and internal audit services. This policy mandates that the Audit Committee approve in advance the audit and permissible non-audit services to be performed by the independent registered public accounting firm and the related budget, and that the Audit Committee be provided with quarterly reporting on actual spending. This policy also mandates that Apple may not enter into engagements with Apple's independent registered public accounting firm for non-audit services without the express pre-approval of the Audit Committee. In accordance with this policy, the Audit Committee pre-approved all services performed by Apple's independent registered public accounting firm in 2016.

The Board recommends a vote FOR Proposal No. 2.

Vote Required

Approval of Proposal No. 2 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

Proposal No. 3 – Advisory Vote to Approve Executive Compensation

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, our shareholders have the opportunity to cast an annual advisory vote to approve the compensation of our named executive officers as disclosed pursuant to the SEC's compensation disclosure rules, including the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosures that accompany the compensation tables (a "say-on-pay proposal").

Our executive compensation program is designed to be simple, effective, and link pay to performance. It reflects the size, scope, and success of Apple's business, as well as the responsibilities of our named executive officers. We believe our compensation program appropriately rewards performance and is aligned with the long-term interests of our shareholders. We encourage shareholders to read the Compensation Discussion and Analysis, beginning on page 28 of this Proxy Statement, which describes the details of our executive compensation program and the decisions made by the Compensation Committee in 2016.

We had another year of strong financial results in 2016 with net sales of $215.6 billion and operating income of $60.0 billion. These two financial measures are used to evaluate executive performance under our annual cash incentive program. For 2016, these measures declined from our record-breaking 2015 levels, and were below the target performance goals set by the Compensation Committee. The annual cash incentives paid to our named executive officers for 2016 reflected these results with below-target payouts. While the annual cash incentives are intended to reward the achievement of short-term financial goals, our executive compensation program emphasizes and rewards results over the long-term through equity incentives that have a substantial performance-based component and multi-year vesting schedules. For 2017, we placed an even greater emphasis on long-term performance by increasing the performance-based component of our equity incentives to 50%. We have also implemented robust stock ownership guidelines that apply to all executive officers.

We value the feedback provided by our shareholders, who supported our executive compensation program at the 2016 annual meeting of shareholders with approximately 95% of votes cast. We have discussions with many of our shareholders on an ongoing basis regarding various corporate governance topics, including executive compensation, and take into account the views of shareholders regarding the design and effectiveness of our executive compensation program.

Shareholders are being asked to approve the following resolution at the Annual Meeting:

> **RESOLVED,** that the compensation paid to the named executive officers, as disclosed in this Proxy Statement pursuant to the SEC's executive compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosures that accompany the compensation tables), is hereby approved.

As an advisory vote, this proposal is not binding on Apple, the Board, or the Compensation Committee. However, the Compensation Committee and the Board value the opinions expressed by shareholders in their votes on this proposal and will consider the outcome of the vote when making future compensation decisions regarding named executive officers.

It is expected that the next say-on-pay vote will occur at the 2018 annual meeting of shareholders.

The Board recommends a vote FOR Proposal No. 3.

Vote Required

Approval of Proposal No. 3 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

Proposal No. 4 – Advisory Vote on Frequency of Say-on-Pay Votes

As described in Proposal No. 3 above, in accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, our shareholders have the opportunity to cast an advisory vote to approve the compensation of our named executive officers. This Proposal No. 4 affords shareholders the opportunity to cast an advisory vote on how often we should include a say-on-pay proposal in our proxy materials for future annual shareholder meetings or any special shareholder meeting for which we must include executive compensation information in the proxy statement for that meeting (a "say-on-pay frequency proposal"). Under this Proposal No. 4, shareholders may vote to have the say-on-pay vote every year, every two years, or every three years.

Our shareholders voted on a similar proposal in 2011 with the majority voting to hold the say-on-pay vote every year. We continue to believe that say-on-pay votes should be conducted every year so that our shareholders may annually express their views on our executive compensation program.

As an advisory vote, this proposal is not binding on Apple, the Board, or the Compensation Committee. However, the Compensation Committee and the Board value the opinions expressed by shareholders in their votes on this proposal and will consider the outcome of the vote when making future decisions regarding the frequency of conducting a say-on-pay vote.

It is expected that the next vote on a say-on-pay frequency proposal will occur at the 2023 annual meeting of shareholders.

Shareholders may cast their advisory vote to conduct advisory votes on executive compensation every "1 Year," "2 Years," or "3 Years," or "Abstain."

The Board recommends a vote on Proposal No. 4 to hold say-on-pay votes every 1 YEAR (as opposed to 2 years or 3 years).

Vote Required

A plurality of the votes cast for Proposal No. 4 will determine the shareholders' preferred frequency for holding an advisory vote on executive compensation. This means that the option for holding an advisory vote every 1 year, 2 years, or 3 years receiving the greatest number of votes will be considered the preferred frequency of the shareholders.

Proposal No. 5 – Shareholder Proposal

Apple has been advised that the National Center for Public Policy Research, 20 F Street, NW, Suite 700, Washington, DC 20001, which has indicated it is a beneficial owner of at least $2,000 in market value of Apple's common stock, intends to submit the following proposal at the Annual Meeting:

Charitable Giving – Recipients, Intents and Benefits

Whereas, in addition to providing benefits to society at-large, charitable contributions should enhance the public image of our company. Increased disclosure about these contributions would provide shareholders with better insight into our corporate giving strategy.

Resolved: The proponent requests that the company provide an annual report, omitting proprietary information and at reasonable cost, disclosing: the company's standards for choosing recipients of company assets in the form of charitable contributions; the business rationale and purpose for each of the charitable contributions, if any; personnel participating in the decision to contribute; the benefits to society at-large produced by company contributions; and a follow-up report confirming the contribution was used for the purpose stated. The report should be published on the company's website.

Supporting Statement

Absent a system of accountability and transparency, some donated assets may be misused and potentially harm the company's reputation and shareholder value. Current disclosure is insufficient to allow the company's Board and shareholders to evaluate the use of corporate assets by outside organizations.

For example, the company has donated to the Center for American Progress (CAP) – an openly left-wing organization that, as reported by the Washington Post, made statements the head of the Anti-Defamation League called "anti-Semitic and borderline anti-Semitic."

Many support CAP's leftist policy work, many others do not. Most Americans would acknowledge that donating to an extremely ideological organization in this highly polarized political climate is controversial.

Also, while education advocates would likely applaud the company's donations of iPads and other equipment to schools through its ConnectED program, certain labor unions and their political allies would likely oppose the company's ConnectED donations to charter schools.

Furthermore, according to public reports, the company donated to the Clinton Foundation. Public reports indicate that the FBI is investigating or has investigated that organization for possible public corruption. Media reports also strongly imply that individuals and corporations may have sought preferential treatment from government actors in exchange for donations to the Clinton Foundation. The Clinton Foundation has many supporters who would support the company's donation, but it also has many detractors that would disapprove of this type of giving.

Fuller disclosure would provide enhanced feedback opportunities from which our company could make more fruitful decisions. Corporate philanthropy should be transparent to better serve the interests of the shareholders.

Apple's Statement in Opposition to Proposal No. 5

The Board recommends a vote AGAINST Proposal No. 5.

Apple already provides detailed information about our core values and our most significant charitable contributions on our website at apple.com/diversity/creating-opportunities and apple.com/product-red. Apple's largest charitable contributions, which are made only following extensive internal vetting and approval from one or more of our executive officers, focus on some of the most important issues facing our communities today. For example:

- Apple supports the advancement of education. Apple has joined President Obama's ConnectED initiative and pledged $100 million to bring technology and services into 114 underserved schools across the United States. Under this program, we are donating an iPad to every student, a Mac and iPad to every teacher, and an Apple TV to every classroom, as well as services and professional development for teachers. There are now more than 50,000 students learning, creating, and exploring on iPad through our ConnectED commitment, and 96% of those students are eligible for a free or reduced-price lunch program.

- Apple supports health in the fight for an AIDS-free generation. When our customers buy (PRODUCT)RED™ Apple products, Apple contributes to the Global Fund to provide counseling, testing, and medical care to those most affected by the AIDS epidemic. So far, (PRODUCT)RED has raised over $360 million for the Global Fund, including nearly $120 million through Apple.

- Apple supports inclusion and diversity. Apple has launched a multiyear, $40 million partnership with the Thurgood Marshall College Fund. The TMCF in turn creates opportunities for students from public and private historically black colleges and universities who are pursuing careers in the tech industry. Apple does not just give money to the TMCF; we work collaboratively with the fund to advance its goals. For example, Apple hired 33 students from these institutions as summer interns in 2016, and as part of the TMCF partnership, also hosted them for a weeklong immersion at Apple's campus several months ahead of time to provide them with a foundation of Apple culture and values to help pave the way for a successful experience.

Apple publicly discloses detailed information about the cost and impact of these initiatives on our website.

Apple also supports many other organizations that share our core values, such as American Red Cross, The Conservation Fund, Grace Hopper Celebration of Women in Computing, Mercy Corps, National Center for Women & Information Technology, National Society of Black Engineers, and World Wildlife Fund. In September 2011, Apple implemented a matching gifts program where Apple matches employee contributions of money, Apple products, or volunteer time to eligible nonprofit organizations. In certain cases, Apple matches cash contributions on a 2-for-1 basis, such as in cases of natural disasters or other major humanitarian crises. Apple has contributed to more than 11,000 different charitable organizations through this matching gifts program.

Apple believes in leaving the world better than we found it. We actively support our communities through philanthropic activities. The requested report would do nothing to advance these philanthropic activities, and would provide immaterial incremental additional information. Apple believes it is better to focus our efforts on actively supporting our communities than to divert time and resources to the preparation of a report that would have limited value to shareholders.

For all of the reasons above, the Board recommends a vote AGAINST Proposal No. 5.

Vote Required

Approval of Proposal No. 5 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

Proposal No. 6 – Shareholder Proposal

Apple has been advised that Mr. Antonio Avian Maldonado, II is a beneficial owner of at least $2,000 in market value of Apple's common stock, and Zevin Asset Management, 11 Beacon Street, Suite 1125, Boston, MA 02108, is a beneficial owner of at least $2,000 in market value of Apple's common stock. Mr. Maldonado's address will be supplied promptly upon oral or written request. Apple has been advised that Mr. Maldonado and Zevin Asset Management intend to submit jointly the following proposal at the Annual Meeting:

RESOLVED:

Shareholders request that the Board of Directors adopt an accelerated recruitment policy requiring Apple Inc. (the "Company") to increase the diversity of senior management and its board of directors, two bodies that presently fail to adequately represent diversity and inclusion (*particularly* Hispanic, African American, Native American and other people of color).

Stockholder Supporting Statement

The tech industry is characterized by the persistent and pervasive underrepresentation of minorities and women in senior positions as detailed in a 2014 U.S. Equal Employment Opportunity Commission report. According to a *USA Today* analysis of 2014 Computing Research Association data, "[t]op universities turn out black and Hispanic computer science and computer engineering graduates at twice the rate that leading technology companies hire them."[1] The Company is at an advantageous position to be a leader in promoting diversity in senior management and its board of directors, based on its size, breadth and position as one of the largest companies in the world.

Shareholders are concerned that low levels of diversity at the Company's senior management and board level, as well as painstakingly slow improvements, are a business risk.

According to the Company's website, "Diversity is critical to innovation and it is essential to Apple's future."[2] Further, the Company has stated in multiple Proxy Statements that it is "committed to actively seeking out highly qualified women and individuals from minority groups to include in the pool from which board nominees are chosen."[3]

Shareholders believe that companies with comprehensive diversity programs, and strong commitment to implementation, enhance their long-term value, reducing the Company's potential legal and reputational risks associated with workplace discrimination and building a reputation as a fair employer. Equally, shareholders believe the varied perspectives of a diverse senior management and board of directors would provide a competitive advantage in terms of creativity, innovation, productivity and morale, while eliminating the limitations of "groupthink", as it would recognize the uniqueness of experience, strength, culture and thought contributed by each; strengthening its reputation and business. This is confirmed by McKinsey & Company, which found companies with highly diverse executive teams had higher returns on equity and earnings performance than those with low diversity, and a May 2014 study found gender diverse teams were better at driving "radical innovation".[4] "Diversity helps companies react more effectively to market shifts and new customer needs."[5]

---

[1] http://www.usatoday.com/story/tech/2014/10/12/silicon-valley-diversity-tech-hiring-computer-science-graduates-african-american-hispanic/14684211/

[2] https://www.apple.com/diversity/

[3] http://investor.apple.com/secfiling.cfm?filingid=1193125-14-8074&cik=320193

[4] Diversity Matters, McKinsey & Company, November 2011.

[5] Diversity wins!, McKinsey & Company, November 2011.

> Therefore, shareholders ask the Company to assist investors in evaluating the company's effectiveness in meeting its commitment to equal opportunity and diversity in senior management and board of directors, in a meaningful way that would not cause the company to breach the assurances of confidentiality and privacy that it has made to its employees. Currently shareholders have insufficient information to determine if the company has been successful in expanding diversity.
>
> We urge shareholders to vote FOR the proposal.

Apple's Statement in Opposition to Proposal No. 6

The Board recommends a vote AGAINST Proposal No. 6.

Our ongoing efforts to increase diversity are much broader than the "accelerated recruitment policy" requested by this proposal, which is focused only on Apple's senior management and Board. At Apple, we take a holistic view of inclusion and diversity that includes the varied perspectives of our employees as well as app developers, suppliers, and anyone who aspires to a future in tech. We also support diversity by creating opportunities beyond Apple. Here are just a few examples:

- Apple has joined President Obama's ConnectED initiative and pledged $100 million to bring technology and services into 114 underserved schools across the United States. Under this program, we are donating an iPad to every student, a Mac and iPad to every teacher, and an Apple TV to every classroom, as well as services and professional development for teachers. There are now more than 50,000 students learning, creating, and exploring on iPad through our ConnectED commitment, 92% of whom are of Alaskan Native, Asian, Black, Hispanic, or Native American heritage.

- Apple has been working with the National Center for Women & Information Technology for more than a decade, and in 2015, we became the first-ever lifetime partner with the NCWIT, expanding a joint commitment to help double the talent pool of women available for technology jobs by 2019. This commitment includes a new initiative targeted towards giving Latinas the inspiration to explore tech studies and careers.

- Apple launched a multiyear, $40 million partnership with the Thurgood Marshall College Fund. The TMCF in turn creates opportunities for students from public and private historically black colleges and universities who are pursuing careers in the tech industry. Apple does not just give money to the TMCF; we work collaboratively with the fund to advance its goals. For example, Apple hired 33 students from these institutions as summer interns in 2016, and as part of the TMCF partnership, also hosted them for a weeklong immersion at Apple's campus several months ahead of time to provide them with a foundation of Apple culture and values to help pave the way for a successful experience.

Apple publicly discloses information about our inclusion and diversity initiatives and detailed statistics about our progress to date at apple.com/diversity. As disclosed on this dedicated website, our hiring trends over the last three years show steady progress in attracting more women and under-represented minorities (defined as groups whose representation in tech has been historically low — Black, Hispanic, Native American, Native Hawaiian, and Other Pacific Islander). In addition, Apple is cultivating diverse leadership and tech talent through on-campus training, events, and programs.

The examples above are evidence of the high level of support from our senior management of our holistic view of inclusion and diversity.

Our Board shares this commitment to increase diversity. Pursuant to its charter, the Nominating Committee of the Board actively seeks out highly qualified women and individuals from minority groups to include in the pool from which Board nominees are chosen. Our current eight-person Board includes two women and members of diverse ethnic groups.

The "accelerated recruiting policy" called for by this proposal is not necessary or appropriate because we have already demonstrated our commitment to a holistic view of inclusion and diversity and made detailed information about our inclusion and diversity initiatives, and the progress we have made with respect to these initiatives, available on our website at apple.com/diversity. A substantially similar proposal was presented by Mr. Maldonado at the 2016 annual meeting of shareholders and received the support of less than 5% of votes cast. We believe that the low level of support for this proposal last year reflects the positive recognition by our shareholders of Apple's significant commitment to inclusion and diversity.

For all of the reasons above, the Board recommends a vote AGAINST Proposal No. 6.

Vote Required

Approval of Proposal No. 6 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

Proposal No. 7 — Shareholder Proposal

Apple has been advised that Mr. James McRitchie, 9295 Yorkship Court, Elk Grove, CA 95758, who has indicated he is a beneficial owner of at least $2,000 in market value of Apple's common stock, intends to submit the following proposal at the Annual Meeting:

Proposal 7 – Shareholder Proxy Access Amendments

RESOLVED: Shareholders of Apple, Inc. (the "Company") ask the board of directors (the "Board") to amend its "Proxy Access for Director Nominations" bylaw, and any other associated documents, to include *essential elements* for *substantial implementation to better facilitate meaningful proxy access by more shareholders* as follows:

1. *The number of "Shareholder Nominees" eligible to appear in proxy materials shall be 25% of the directors then serving or 2, whichever is greater.* Current bylaws restrict Shareholder Nominees to 20% of directors. Under the current 8-member board, shareholder nominees are currently limited to nominating one. Any shareholder nominee elected under the current bylaws could be easily isolated.
2. *No limitation shall be placed on the number of shareholders that can aggregate their shares to achieve the 3% "Ownership Requirements" for "Eligible Shareholders."* Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most of companies examined by the Council of Institutional Investors. Allowing an unlimited number of shareholders to aggregate shares will facilitate participation by individuals and institutional investors in meeting the Ownership Requirements.
3. *No limitation shall be imposed on the re-nomination of "Shareholder Nominees" based on the number or percentage of votes received in any election.* Such limitations do not facilitate the shareholders' traditional state law rights and add unnecessary complexity.

Supporting Statement:

The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) was vacated after a court decision regarding the SEC's cost-benefit analysis. Therefore, proxy access rights must be established on a company-by-company basis. Subsequently, *Proxy Access in the United States: Revisiting the Proposed SEC Rule (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1)* a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion. *Public Versus Private Provision of Governance: The Case of Proxy Access* (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms.

Proxy Access: Best Practices
(http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf) by the Council of Institutional Investors, "highlights the most troublesome provisions" in recently implemented proxy access bylaws.

Although the Company's board adopted a proxy access bylaw in 2015, it contains troublesome provisions, as outlined above, that significantly impair the ability of shareholders to participate as Eligible Shareholders, the ability of Shareholder Nominees to effectively serve if elected, and the ability of Shareholder Nominees to run again if they receive less than 25% of the vote. Adoption of *all* the requested amendments would largely remedy these issues and would better ensure meaningful proxy access by more shareholders.

Increase shareholder value
Vote for Shareholder Proxy Access Amendments – Proposal 7

Apple's Statement in Opposition to Proposal No. 7

The Board recommends a vote AGAINST Proposal No. 7.

Our current corporate governance framework reflects our commitment to robust, balanced governance practices combined with responsiveness and accountability to shareholders. Our existing proxy access bylaws, which Apple proactively adopted in 2015 and further enhanced in 2016, establishes a prudent and effective mechanism for proxy access, making adoption of this proposal unnecessary and unwarranted.

In 2015, after careful consideration of the varying viewpoints and feedback offered by many shareholders, the Board amended Apple's bylaws to adopt proxy access. The bylaws permit a shareholder, or a group of up to 20 shareholders, owning at least 3% of Apple's outstanding shares of common stock continuously for at least three years, to nominate and include in Apple's annual proxy materials director nominees constituting up to 20% of the Board, provided that the shareholder(s) and nominee(s) satisfy the procedural and eligibility requirements specified in the bylaws. The Board currently consists of eight directors, and shareholders may nominate one proxy access candidate.

But we did not stop there. After initially amending our bylaws to provide for proxy access, we continued to closely monitor proxy access developments and reach out to many of our largest shareholders, governance experts, and advisors to discuss evolving market practice and trends and the preferences of our shareholders. As a result of these engagements, in December 2016, the Board adopted enhancements to Apple's bylaws to streamline our proxy access framework and make it easier for shareholders to nominate proxy access candidates. These enhancements included the following changes:

- Apple no longer requires shareholders who nominate a proxy access candidate to recall loaned shares and hold them through the annual meeting. Ownership of loaned shares is deemed to continue if the shareholder(s) has the power to recall the loaned shares on five business days' notice.

- Apple increased the availability of proxy access by limiting the circumstances under which the maximum number of proxy access candidates is reduced. For example, Apple no longer reduces the number of proxy access candidates when an incumbent director was nominated through proxy access in the last two years and is subsequently supported by the Board for re-election.

- Shareholders may now re-nominate a proxy access candidate regardless of the level of support received at the annual meeting. This change renders moot the amendment requested in point 3 of the proposal.

- Apple has extended the deadline by which nominating shareholders and proxy access candidates must provide certain information to Apple to ten business days from five business days.

- Apple has narrowed the scope of a nominating shareholder's indemnification obligations to legal and regulatory violations arising out of a nominating shareholder's actions or communications with Apple shareholders or out of information provided by a nominating shareholder to Apple.

- Apple has limited the discretion of the Board to unilaterally interpret the proxy access provisions.

We believe our proxy access framework strikes the right balance between promoting shareholder nomination rights and protecting the interests of our shareholders. Our framework is a reasonable, usable one that reinforces the Board's accountability and provides broad discretion to shareholders to nominate candidates of their choosing, while mitigating the risk of misuse of proxy access, including utilization by shareholders pursuing objectives that are not broadly supported by other shareholders. Implementation of the changes requested by the proposal beyond those Apple has already made would make Apple an outlier among public companies that have adopted proxy access.

Beyond mere proxy access, Apple's bylaws also keep directors accountable to shareholders by providing for an automatic termination of service of any incumbent director who fails to be elected by an affirmative vote of a majority of the shares represented and voting in an uncontested election. Some companies merely require a director to submit a resignation letter under similar circumstances, and give the board of directors discretion as to whether to accept the resignation – potentially allowing the director to remain on the board indefinitely. Apple believes that our process, which results in automatic termination of the director's term, fosters greater accountability and responsiveness to shareholders.

The Board has also shown an ongoing commitment to board refreshment and to having highly qualified directors who bring diverse perspectives to the Board's decision-making processes. Through the Board's robust director nomination and annual self-evaluation process, two new directors have been added since 2014.

We are committed to ensuring effective, balanced corporate governance while also continually engaging with shareholders. This is evidenced by Apple's proactive adoption of proxy access in 2015 and shareholder-favorable enhancements in 2016, and by the other actions Apple has taken to ensure that shareholders are given a voice, many of which are described in this Proxy Statement. The Board believes that these objectives are being achieved through Apple's current governance processes and that changing our proxy access framework as outlined by the proponent is therefore unnecessary and unwarranted.

For all of the reasons above, the Board recommends a vote AGAINST Proposal No. 7.

Vote Required

Approval of Proposal No. 7 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

Proposal No. 8 – Shareholder Proposal

Apple has been advised that Mr. Jing Zhao, 262 Altadena Circle, Bay Point, CA 94565, who has indicated he is a beneficial owner of at least $2,000 in market value of Apple's common stock, intends to submit the following proposal at the Annual Meeting:

Shareholder Proposal on Executive Compensation Reform

Resolved: shareholders recommend that Apple Inc. engage multiple outside independent experts or resources from the general public to reform its executive compensation principles and practices.

Supporting Statement

According to Apple Notice of 2016 Annual Meeting of Shareholders, "Since 2014, the Compensation Committee has engaged the services of Pay Governance LLC,… on matters for which the Compensation Committee is responsible." (p.26). However, any single consulting firm cannot represent the general public, such as independent scholars, think tanks, unions and academic societies, to advise fair, just and ethical compensation principles. The failure of our executive compensation principles and practices is clearly shown in the same $1,000,000 salary, the same $20,000,105 stock award and the same $4,000,000 non-equity incentive plan compensation each in 2015 to our five of six named executive officers (p.35). What is use of the Compensation Committee when it could not differentiate the contribution of the tremendously different functions of the CFO, the Retail and Online Stores SVP, the Internet Software and Services SVP, the Hardware Engineering SVP and the Secretary of our company?

As Professor Thomas Piketty (Capital in the Twenty- First Century, trans. Arthur Goldhammer. Cambridge: The Belknap Press of Harvard University Press, 2014) stated, "there is absolutely no doubt that the increase of inequality in the United States contributed to the nation's financial instability." (p.297) "Let me return now to the cause of rising inequality in the United States. The increase was largely the result of an unprecedented increase in wage inequality and in particular the emergence of extremely high remunerations at the summit of the wage hierarchy, particularly among top managers of large firms." (p.298) "Because it is objectively difficult to measure individual contributions to a firm's output, top managers found it relatively easy to persuade boards and stockholders that they were worth the money, especially since the members of compensation committees were often chosen in a rather incestuous manner." (p.510)

For the purpose of this proposal, the Board and the Compensation Committee have the flexibility to select multiple independent experts or sources.

Apple's Statement in Opposition to Proposal No. 8

The Board recommends a vote AGAINST Proposal No. 8.

Our executive compensation program is designed to attract, motivate, and retain a talented, entrepreneurial, and creative team of executives who will provide leadership for Apple's success in dynamic and competitive markets. Internal pay equity among our executive officers does not demonstrate a failure of compensation principles and practices; rather, it is a hallmark of the team-based approach of our executive compensation program. Our executive officers are expected to operate as a high-performing team, and we believe that generally awarding the same base salary, annual cash incentive, and long-term equity awards to each of our executive officers, other than the CEO, successfully supports this goal.

Apple's Compensation Committee is responsible for Apple's compensation and incentive plans and programs, approves all compensation for Apple's executive officers, and acts as the administrative committee for Apple's employee equity plans. The Compensation Committee consists entirely of independent directors who have various resources and tools at their disposal to assist in the performance of their duties without the addition of multiple outside independent experts or resources from the general public whose priorities and interests may differ from those of Apple or our shareholders.

Under the terms of its charter, the Compensation Committee has the right, in its sole discretion, at any time to retain or obtain advice, reports, or opinions from such internal and external counsel, compensation consultants, and other experts and advisors as it deems necessary or appropriate to assist it in the full performance of its functions. For many years, the Compensation Committee has retained an independent compensation consultant, and has engaged the services of Pay Governance since 2014. Pay Governance works with the Compensation Committee to develop effective executive pay programs based on its knowledge of Apple's industry and business needs. Pay Governance provides advice to the Compensation Committee on a range of external market factors, including evolving compensation trends, appropriate peer companies, and market survey data. Pay Governance also provides general observations about our compensation programs and management recommendations regarding the amount and form of compensation for our executive officers.

Each year, the Compensation Committee conducts a review of Apple's executive compensation program and takes into account numerous factors, including the advice of its independent compensation consultant, management recommendations, pay practices and program designs at peer companies, shareholder feedback, and the Compensation Committee's own business judgment, which is informed by the significant experience of its members. Shareholders also have an opportunity each year to cast an advisory vote on the compensation of our named executive officers, the results of which the Compensation Committee considers each year when reviewing our executive compensation program. We believe the alignment of our executive compensation program with the interests of shareholders is reflected by the fact that approximately 95% of votes cast on our say-on-pay proposal at the 2016 annual meeting of shareholders voted to approve the compensation paid to our named executive officers.

Apple believes this Proposal No. 8 is unnecessary, not consistent with market practice, and would provide no benefit to Apple or our shareholders. The Compensation Committee already has extensive knowledge and resources at its disposal to establish appropriate executive compensation principles and practices for Apple that are aligned with the interests of our shareholders.

For all of the reasons above, the Board recommends a vote AGAINST Proposal No. 8.

Vote Required

Approval of Proposal No. 8 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

Proposal No. 9 – Shareholder Proposal

Apple has been advised that Mr. Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021, who has indicated he is a beneficial owner of at least $2,000 in market value of Apple's common stock, intends to submit the following proposal at the Annual Meeting:

Proposal 9 – Executives To Retain Significant Stock

Resolved: Shareholders urge that our executive pay committee adopt a policy requiring senior executives to retain a significant percentage of stock acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy before our Company's next annual meeting. For the purpose of this policy, normal retirement age would be an age of at least 60 and be determined by our executive pay committee. Shareholders recommend a share retention percentage requirement of 75% of net after-tax shares.

This single unified policy shall prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. Otherwise our directors might be able to avoid the impact of this proposal. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented without violating current company contractual obligations or the terms of any current pay or benefit plan.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

Please vote to protect shareholder value:

Executives To Retain Significant Stock – Proposal 9

Apple's Statement in Opposition to Proposal No. 9

The Board recommends a vote AGAINST Proposal No. 9.

Apple believes that our long-term success depends largely on our ability to attract and retain a high-performing executive team. Experienced personnel in the technology industry are in high demand, and competition for executive talent is intense. A policy that would require senior executives to hold 75% of the net after-tax shares from their equity awards until reaching normal retirement age is excessive, not consistent with current practice among our peer groups, and would put Apple at a competitive disadvantage for recruiting and retaining talented executives.

The Board believes that the Compensation Committee is the governing body best suited to formulate Apple's executive compensation policies. As described in the Compensation Discussion and Analysis, our executive compensation program emphasizes long-term shareholder value creation by using both time-based and performance-based RSUs to deliver long-term compensation incentives. The Compensation Committee believes this is the most effective way to attract and retain a talented executive team and align executives' interests with those of shareholders. As a result, Apple's executive compensation program is weighted considerably toward long-term equity awards rather than cash compensation and our executives hold significant unvested RSUs at any particular time. The Compensation Committee believes that this practice creates a substantial retention incentive, encourages our executives to focus on Apple's long-term success, and aligns with the long-term interests of our shareholders.

Apple already has robust stock ownership guidelines for the CEO, the executive officers, and the Non-Employee Directors. Under the guidelines, Mr. Cook is expected to own shares of Apple common stock that have a value equal to ten times his base salary. This stock ownership requirement is among the highest of any CEO in the Fortune 100. Within five years after first becoming subject to the guidelines, each executive officer is expected to own shares of Apple common stock that have a value equal to three times the executive officer's base salary and each Non-Employee Director is expected to own shares of Apple common stock that have a value equal to five times the annual cash retainer for serving as a director.

In addition to stock ownership guidelines, Apple maintains other significant governance policies relating to Apple stock held by executives. These include an anti-hedging policy for all employees and a prohibition against short sales of Apple common stock by executive officers and directors. Moreover, RSUs granted to executives are subject to the recoupment provisions of Apple's standard forms of RSU agreement, which provide that Apple may recover any shares or other amounts obtained from RSUs in the event the executive commits a felony while employed by Apple, or engages in a breach of confidentiality, commits an act of theft, embezzlement or fraud, or materially breaches any agreement with Apple while employed by Apple or at any time thereafter.

Apple believes this Proposal No. 9 is unnecessary and would provide no benefit to Apple or our shareholders. Apple's current executive compensation program and governance practices already create a substantial retention incentive and encourage Apple's executives to focus on Apple's long-term business objectives, stock price performance, and shareholders' interests.

For all of the reasons above, the Board recommends a vote AGAINST Proposal No. 9.

Vote Required

Approval of Proposal No. 9 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

Other Matters

Apple knows of no other matters to be submitted to the shareholders at the Annual Meeting, other than the proposals referred to in this Proxy Statement. If any other matters properly come before the shareholders at the Annual Meeting, it is the intention of the persons named on the proxy to vote the shares represented thereby on such matters in accordance with their best judgment.

Audit and Finance Committee Report

The Audit and Finance Committee consists of four members: Ron Sugar, who serves as the Chair of the Committee, James Bell, Art Levinson, and Sue Wagner. Each member is an independent director under NASDAQ, NYSE, and SEC audit committee structure and membership requirements. The Audit and Finance Committee has certain duties and powers as described in its written charter adopted by the Board. A copy of the charter is available on Apple's website at investor.apple.com/corporate-governance.cfm.

The Audit and Finance Committee assists the Board's oversight and monitoring of:

- Apple's financial statements and other financial information provided by Apple to its shareholders and others;
- compliance with legal, regulatory, and public disclosure requirements;
- the independent auditors, including their qualifications and independence;
- Apple's system of internal controls, including the internal audit function;
- treasury and finance matters;
- enterprise risk management, privacy, and data security; and
- the auditing, accounting, and financial reporting process generally.

The Audit and Finance Committee does not itself prepare financial statements or perform audits, and its members are not auditors or certifiers of Apple's financial statements.

The Audit and Finance Committee is responsible for the appointment, compensation, retention, and oversight of the work performed by Apple's independent registered public accounting firm, Ernst & Young LLP. In fulfilling its oversight responsibility, the Audit and Finance Committee carefully reviews the policies and procedures for the engagement of the independent registered public accounting firm, including the scope of the audit, audit fees, auditor independence matters, performance of the independent auditors, and the extent to which the independent registered public accounting firm may be retained to perform non-audit services.

Apple maintains an auditor independence policy that, among other things, prohibits Apple's independent registered public accounting firm from performing non-financial consulting services, such as information technology consulting and internal audit services. This policy mandates that the Audit and Finance Committee approve in advance the audit and permissible non-audit services to be performed by the independent registered public accounting firm and the related budget, and that the Audit and Finance Committee be provided with quarterly reporting on actual spending. This policy also mandates that Apple may not enter into engagements with Apple's independent registered public accounting firm for non-audit services without the express pre-approval of the Audit and Finance Committee.

The Audit and Finance Committee has reviewed and discussed the audited financial statements for the year ended September 24, 2016 with Apple's management and Ernst & Young, Apple's independent registered public accounting firm. The Audit and Finance Committee has also discussed with Ernst & Young the matters required to be discussed by Auditing Standard No. 1301, "Communications with Audit Committees" issued by the Public Company Accounting Oversight Board ("PCAOB").

The Audit and Finance Committee also has received and reviewed the written disclosures and the letter from Ernst & Young required by applicable requirements of the PCAOB regarding Ernst & Young's communications with the Audit and Finance Committee concerning independence, and has discussed with Ernst & Young its independence.

Based on the reviews and discussions referred to above, the Audit and Finance Committee recommended to the Board that the financial statements referred to above be included in Apple's Annual Report on Form 10-K for the year ended September 24, 2016 for filing with the SEC.

Members of the Audit and Finance Committee

Ron Sugar (Chair) | James Bell | Art Levinson | Sue Wagner

Security Ownership of
Certain Beneficial Owners and Management

The following table shows certain information as of December 30, 2016 (the "Table Date"), unless otherwise indicated, with respect to the beneficial ownership of Apple's common stock by: (i) each person Apple believes beneficially holds more than 5% of the outstanding shares of Apple's common stock based solely on Apple's review of SEC filings; (ii) each director and nominee; (iii) each named executive officer listed in the table entitled "Summary Compensation Table—2016, 2015, and 2014" under the section entitled "Executive Compensation"; and (iv) all directors and executive officers as a group. As of the Table Date, 5,257,816,000 shares of Apple's common stock were issued and outstanding. Unless otherwise indicated, all persons named as beneficial owners of Apple's common stock have sole voting power and sole investment power with respect to the shares indicated as beneficially owned. In addition, unless otherwise indicated, the address for each person named below is c/o Apple Inc., 1 Infinite Loop, Cupertino, California 95014.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned[1]	Percent of Common Stock Outstanding
The Vanguard Group	322,968,066[2]	6.14%
BlackRock, Inc.	315,425,945[3]	6.00%
Angela Ahrendts	95,042[4]	*
James Bell	4,118[5]	*
Tim Cook	1,039,809[6]	*
Eddy Cue	1,464[7]	*
Al Gore	721,353[8]	*
Bob Iger	47,225[9]	*
Andrea Jung	128,773[10]	*
Art Levinson	1,397,257[11]	*
Luca Maestri	4,432[12]	*
Dan Riccio	10,942[13]	*
Bruce Sewell	235,793[14]	*
Ron Sugar	19,939[15]	*
Sue Wagner	10,034[16]	*
All current executive officers and directors as a group (17 persons)	4,399,147[17]	*

(1)   Represents shares of Apple's common stock held, options held that were exercisable at the Table Date or within 60 days thereafter, and RSUs held that will vest within 60 days after the Table Date. Does not include RSUs that vest more than 60 days after the Table Date. RSUs are awards granted by Apple and payable, subject to vesting requirements, in shares of Apple's common stock.

(2)   Represents shares of Apple's common stock beneficially owned as of December 31, 2015, based on a Schedule 13G/A filed on February 10, 2016, by The Vanguard Group. In such filing, The Vanguard Group lists its address as 100 Vanguard Blvd., Malvern, PA 19355, and indicates that it has sole voting power with respect to 10,477,437 shares of Apple's common stock, shared voting power with respect to 571,100 shares of Apple's common stock, sole dispositive power with respect to 311,845,773 shares of Apple's common stock, and shared dispositive power with respect to 11,122,293 shares of Apple's common stock.

(3)   Represents shares of Apple's common stock beneficially owned as of December 31, 2015, based on a Schedule 13G/A filed on January 25, 2016, by BlackRock, Inc. In such filing, BlackRock, Inc. lists its address as 55 East 52nd Street, New York, NY 10055, and indicates that it has sole voting power with respect to 264,930,614 shares of Apple's common stock, shared voting power with respect to 44,794 shares of Apple's common stock, sole dispositive power with respect to 315,381,151 shares of Apple's common stock, and shared dispositive power with respect to 44,794 shares of Apple common stock.

(4)   Excludes 659,303 unvested RSUs held by Ms. Ahrendts that are not scheduled to vest within 60 days after the Table Date.

(5)   Includes 2,580 unvested RSUs held by Mr. Bell that are scheduled to vest on February 1, 2017.

(6)   Represents 1,039,809 shares of Apple's common stock held in the name of Mr. Cook's trust and excludes 3,500,000 unvested RSUs held by Mr. Cook that are not scheduled to vest within 60 days after the Table Date.

(7)   Represents 1,464 shares of Apple's common stock held in the name of Mr. Cue's trust and excludes 620,803 unvested RSUs held by Mr. Cue that are not scheduled to vest within 60 days after the Table Date.

(8)   Includes 275,779 shares of Apple's common stock that Mr. Gore has the right to acquire by exercise of stock options and 2,580 unvested RSUs held by Mr. Gore that are scheduled to vest on February 1, 2017.

(9)   Includes 525 shares of Apple's common stock held by Mr. Iger's spouse, and 2,580 unvested RSUs held by Mr. Iger that are scheduled to vest on February 1, 2017.

(10)   Includes 109,590 shares of Apple's common stock that Ms. Jung has the right to acquire by exercise of stock options and 2,580 unvested RSUs held by Ms. Jung that are scheduled to vest on February 1, 2017.

(11)   Includes 14,000 shares of Apple's common stock held by Dr. Levinson's spouse, 247,394 shares of Apple's common stock that Dr. Levinson has the right to acquire by exercise of stock options and 2,580 unvested RSUs held by Dr. Levinson that are scheduled to vest on February 1, 2017.

(12)   Excludes 592,237 unvested RSUs held by Mr. Maestri that are not scheduled to vest within 60 days after the Table Date.

(13)   Excludes 620,803 unvested RSUs held by Mr. Riccio that are not scheduled to vest within 60 days after the Table Date.

(14)   Excludes 620,803 unvested RSUs held by Mr. Sewell that are not scheduled to vest within 60 days after the Table Date.

(15)   Includes 2,580 unvested RSUs held by Dr. Sugar that are scheduled to vest on February 1, 2017.

(16)   Includes 1,800 shares of Apple's common stock held by Ms. Wagner's spouse and 2,580 unvested RSUs held by Ms. Wagner that are scheduled to vest on February 1, 2017.

(17)   Includes 632,763 shares of Apple's common stock that executive officers and directors have the right to acquire by exercise of stock options and 18,060 unvested RSUs that are scheduled to vest within 60 days after the Table Date. Excludes 8,704,803 unvested RSUs held by executive officers that are not scheduled to vest within 60 days after the Table Date.

*   Represents less than 1% of the issued and outstanding shares of Apple's common stock as of the Table Date.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Apple's officers and directors, and persons who own more than 10% of a registered class of Apple's equity securities, to file reports of securities ownership and changes in such ownership with the SEC. Officers, directors, and greater than 10% shareholders also are required by SEC rules to furnish Apple with copies of all Section 16(a) forms they file.

Based solely upon a review of the copies of such forms furnished to Apple, and on written representations from the reporting persons, Apple believes that all Section 16(a) filing requirements applicable to Apple's directors and officers were timely met during 2016, except that one Form 4 was filed for Chris Kondo on August 5, 2016 with respect to the disposition of 9,829 shares of Apple's common stock on August 2, 2016.

Equity Compensation Plan Information

The following table shows information, as of September 24, 2016, concerning shares of Apple's common stock authorized for issuance under Apple's equity compensation plans. As of September 24, 2016, other than as described below, no equity securities were authorized for issuance under equity compensation plans not approved by shareholders.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[1][2] ($)(b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by shareholders[3]	100,011,348[4]	17.41	434,520,714[5]

(1) The weighted-average exercise price is calculated based solely on the exercise prices of the outstanding stock options and does not reflect the shares that will be issued upon the vesting of outstanding awards of RSUs, which have no exercise price.

(2) The weighted-average remaining contractual term of Apple's outstanding stock options as of September 24, 2016 was 3.7 years.

(3) This table does not include equity awards that have been assumed by Apple in connection with the acquisition of other companies. As of September 24, 2016, an additional 142,900 shares of Apple's common stock were subject to outstanding stock options assumed in connection with acquisitions of other companies (with a weighted-average exercise price of $5.95 per share). Shares issued in respect of these assumed awards do not count against the share limits of the 2014 Plan.

(4) This number includes the following: 76,308,442 shares subject to outstanding awards granted under the 2014 Plan, of which 263,214 shares were subject to outstanding stock options and 76,045,228 shares were subject to outstanding RSU awards; 23,052,083 shares subject to outstanding awards granted under the Apple Inc. 2003 Employee Stock Plan, of which 26,731 shares were subject to outstanding stock options and 23,025,352 shares were subject to outstanding RSU awards; and 650,823 shares subject to outstanding awards granted under the Director Plan, of which 632,763 shares were subject to outstanding stock options and 18,060 shares were subject to outstanding RSU awards.

(5) This number includes 386,365,390 shares available for issuance under the 2014 Plan, 47,026,765 shares reserved for issuance under the Employee Stock Purchase Plan, and 1,128,559 shares available for issuance under the Director Plan. Shares issued in respect of awards other than stock options and stock appreciation rights granted under the 2014 Plan and the Director Plan count against the shares available for grant under the applicable plan as two shares for every share granted.

Dated: January 6, 2017

Directions to the 2017 Annual Meeting of Shareholders



I-280
Infinite Loop
N
De Anza Blvd.
Building 4
Mariani Ave.

Take Interstate 280 (south from San Francisco, north from San Jose)

Exit at De Anza Boulevard

Turn south onto De Anza Boulevard toward Cupertino

Turn left onto Mariani Avenue

Continue on Mariani, which leads into the Apple parking lot

Proceed to Town Hall (Building 4)

Attendance at the Annual Meeting is limited to shareholders. Admission to the Annual Meeting will be on a first-come, first-served basis. In the interest of saving time and money, Apple has opted to provide the Annual Report on Form 10-K for the year ended September 24, 2016 in lieu of producing a glossy annual report.





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Apple Inc.

IMPORTANT ANNUAL MEETING INFORMATION

000004

ENDORSEMENT_LINE______________ SACKPACK_____________

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DESIGNATION (IF ANY)
ADD 1
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000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Eastern Time, on February 28, 2017.

Vote by Internet
- Log on to the Internet and go to **www.investorvote.com/AAPL**
- Follow the steps outlined on the secured website.

Vote by telephone
- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Apple Inc. Annual Shareholder Meeting Proxy Card 1234 5678 9012 345

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the listed nominees, FOR Proposals 2 and 3, and 1 YEAR for Proposal 4.

1. The election to Apple's Board of Directors of the eight nominees named in the Proxy Statement

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
01 - JAMES BELL	☐	☐	☐	02 - TIM COOK	☐	☐	☐	03 - AL GORE	☐	☐	☐
04 - BOB IGER	☐	☐	☐	05 - ANDREA JUNG	☐	☐	☐	06 - ART LEVINSON	☐	☐	☐
07 - RON SUGAR	☐	☐	☐	08 - SUE WAGNER	☐	☐	☐				

	For	Against	Abstain		For	Against	Abstain
2. Ratification of the appointment of Ernst & Young LLP as Apple's independent registered public accounting firm for 2017	☐	☐	☐	3. Advisory vote to approve executive compensation	☐	☐	☐

	1 Year	2 Years	3 Years	Abstain
4. Advisory vote on the frequency of shareholder votes on executive compensation	☐	☐	☐	☐

B Shareholder Proposals — The Board of Directors recommends a vote AGAINST Proposals 5, 6, 7, 8 and 9.

	For	Against	Abstain		For	Against	Abstain
5. A shareholder proposal entitled "Charitable Giving - Recipients, Intents and Benefits"	☐	☐	☐	6. A shareholder proposal regarding diversity among our senior management and board of directors	☐	☐	☐
7. A shareholder proposal entitled "Shareholder Proxy Access Amendments"	☐	☐	☐	8. A shareholder proposal entitled "Executive Compensation Reform"	☐	☐	☐
9. A shareholder proposal entitled "Executives to Retain Significant Stock"	☐	☐	☐				

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - D ON BOTH SIDES OF THIS CARD.

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02H2XD



Apple Inc.
2017 Annual Meeting of Shareholders
February 28, 2017
9:00 a.m. Pacific Time
1 Infinite Loop, Town Hall (Building 4), Cupertino, California 95014
**Upon arrival, please present your photo identification
at the registration desk.**

Directions to the 2017 Annual Meeting of Shareholders

Take Interstate 280 (south from San Francisco, north from San Jose)
Exit at De Anza Boulevard
Turn south onto De Anza Boulevard toward Cupertino
Turn left onto Mariani Avenue
Continue on Mariani, which leads into the Apple parking lot
Proceed to Town Hall (Building 4) for meeting registration

Attendance at the 2017 Annual Meeting of Shareholders is limited to
shareholders. Admission to the meeting will be on a first-come, first-
served basis. In the interest of saving time and money, Apple has
opted to provide the Annual Report on Form 10-K for the year ended
September 24, 2016 in lieu of producing a glossy annual report.



▼ IF YOU HAVE NOT VOTED VIA THE INTERNET <u>OR</u> TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

- -

**THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF APPLE INC.
FOR THE 2017 ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON FEBRUARY 28, 2017**

The undersigned shareholder of Apple Inc., a California corporation, hereby acknowledges receipt of the Notice of 2017 Annual Meeting of Shareholders and Proxy Statement with respect to the 2017 Annual Meeting of Shareholders of Apple Inc. to be held at 1 Infinite Loop, Town Hall (Building 4), Cupertino, California 95014 on Tuesday, February 28, 2017 at 9:00 a.m. Pacific Time, and hereby appoints Luca Maestri and Bruce Sewell, and each of them, proxies and attorneys-in-fact, each with power of substitution and revocation, and each with all powers that the undersigned would possess if personally present, to vote the Apple Inc. common stock of the undersigned at such meeting and any postponement(s) or adjournment(s) of such meeting, as set forth on the reverse side, and in their discretion upon any other business that may properly come before the meeting (and any such postponement(s) or adjournment(s)).

THIS PROXY WILL BE VOTED AS SPECIFIED OR, IF NO CHOICE IS SPECIFIED, FOR THE ELECTION OF THE NOMINEES, FOR PROPOSALS 2 AND 3, 1 YEAR FOR PROPOSAL 4, AGAINST PROPOSALS 5, 6, 7, 8 AND 9, AND AS SAID PROXIES DEEM ADVISABLE ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY POSTPONEMENT(S) OR ADJOURNMENT(S) THEREOF.

PLEASE VOTE, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE OR VOTE BY TELEPHONE OR THE INTERNET.

If you vote by telephone or the Internet, please DO NOT mail back this proxy card. THANK YOU FOR YOUR VOTE.

C Non-Voting Items

Change of Address — Please print new address below.

Until contrary notice to Apple Inc., I consent to access all future notices of annual meetings, proxy statements and annual reports issued by Apple Inc. over the Internet.

I Consent ☐

D Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign your name(s) EXACTLY as your name(s) appear(s) on this proxy. All joint holders must sign. When signing as attorney, trustee, executor, administrator, guardian or corporate officer, please provide your FULL title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

   **IF VOTING BY MAIL, YOU <u>MUST</u> COMPLETE SECTIONS A - D ON BOTH SIDES OF THIS CARD.**